

Perfecting The Platform

ENSCO INTERNATIONAL 2003 ANNUAL REPORT

ENSCO is a premier global offshore oil and gas drilling contractor. Our modern fleet of 56 offshore drilling rigs serves most of the major oil and gas provinces, including North America, Europe, Africa, the Middle East, the Pacific Rim, South America and the Caribbean. The Company is based in Dallas, Texas, and is publicly traded on the New York Stock Exchange under the symbol ESV.



Net Income (in $ millions)
210
180
150
120
90
60
30
0
99
0.3
00
85.4
01
207.3
02
59.3
03
108.3



Stockholders' Equity (in $ millions)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
99
1,234.6
00
1,328.9
01
1,440.2
02
1,967.0
03
2,081.1



Total Assets (in $ millions)
3,300
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
99
1,983.7
00
2,108.0
01
2,323.8
02
3,061.5
03
3,183.0

	2003	2002	2001	2000	1999
(in millions, except per share amounts and ratios)					
Revenues*	$790.8	$649.5	$752.7	$496.1	$327.6
Net Income	108.3	59.3	207.3	85.4	0.3
Diluted Earnings Per Share	0.72	0.42	1.50	0.61	–
Working Capital	355.9	189.2	312.0	171.6	138.4
Total Assets	3,183.0	3,061.5	2,323.8	2,108.0	1,983.7
Long-Term Debt	549.9	547.5	462.4	422.2	371.2
Stockholders' Equity	2,081.1	1,967.0	1,440.2	1,328.9	1,234.6
Current Ratio	2.9	2.0	3.1	2.5	2.0
Long-Term Debt to Total Capital	0.21	0.22	0.24	0.24	0.23

* *During 2003, ENSCO sold its 27-vessel marine transportation fleet, which represented the entire marine transportation services segment previously reported by the Company. The Company's revenues for each of the years in the five-year period ended December 31, 2003 have been restated to reclassify the operating results of the Company's marine transportation services segment as discontinued operations.*

To Our Stockholders



Carl F. Thorne
Chairman and
Chief Executive Officer

Two thousand and three marked another year of profitability for ENSCO. Despite a lackluster year in offshore drilling activity, net income was $108.3 million, the fourth highest in ENSCO's history. A disconnect between high commodity prices and drilling activity prevailed in 2003, as oil and gas companies seemingly focused more on short-term results and less on future growth. We believe recent concerns with regard to oil and gas reserves and production may, however, serve as a wake-up call, particularly against the backdrop of a stronger global economy.

Despite subdued activity levels, we continue to build and refine our asset base and operations, and to position ENSCO for what we believe will be an inevitable increase in offshore drilling activity. The Company's operating assets are well balanced and focused both with respect to geography and rig capability, and ENSCO is financially stronger than at any time in its history. That said, there is more work to do in positioning ENSCO for future success, "perfecting the platform", if you will. In this year's report to stockholders, we review the progress made in 2003, and preview the future, as we refine and enhance the platform that is ENSCO.

In 2003, we strengthened our premium jackup rig fleet through our rig enhancement and upgrade program, which we began in the mid-nineties. As our customers begin to address deeper and more difficult drilling applications on a global basis, we anticipate an increasing demand for larger and more capable jackup rigs to more efficiently prosecute this work. With our international jackup fleet upgrade program largely complete, we have turned our attention to our Gulf of Mexico fleet where, in 2003, we completed major enhancements on two of our larger rigs and minor upgrades and life-extension work on two of our smaller units. Over the next two years, we plan to enhance and upgrade approximately a dozen additional jackup rigs. Upon contemplated program completion in 2005, every ENSCO jackup will have been modernized and we will have spent approximately $1.2 billion, all funded from internally generated cash flow. When the program is complete, over half our jackup rig fleet will be high-specification equipment capable of efficiently addressing our customers' more rigorous drilling requirements.

We continued a measured approach to new building with announcements in early 2003 and 2004 for two new high-specification jackup rigs, ENSCO 106 and ENSCO 107, both of which are enhanced KFELS Mod V (B) designed rigs modified to ENSCO's specifications. We believe both transactions are conservative and cost-effective approaches to high-grading our fleet.

ENSCO 106, which is expected to be completed in late 2004, is our second rig to be built in joint venture with the Keppel FELS shipyard in Singapore. ENSCO will initially own 25% of the rig, and will retain an option to acquire the remaining 75% for two years following delivery of the rig. This is the same structure that was used for construction of the ENSCO 102, our first joint venture rig completed in May 2002.

As we recently announced, ENSCO 107 is scheduled to be constructed by Keppel FELS in exchange for three older ENSCO rigs and $55 million in cash. The three Gulf of Mexico rigs to be exchanged are ENSCO 55, a 300' jackup rig built in 1981, and two platform rigs, ENSCO 23 and ENSCO 24, built in 1980. ENSCO 55 is our only remaining Freide & Goldman L-780 Mod II class jackup rig that has not been upgraded as part of our fleet enhancement program. ENSCO 23 and ENSCO 24 have been idle for some time, and divestiture of these rigs furthers our stated intent of de-emphasizing the more specialized equipment remaining in our fleet. Delivery of ENSCO 107 is expected in late 2005.

Given the success of the ENSCO 102 project, we elected, in early 2004, to exercise our option to acquire full ownership of the rig for approximately $95 million. The option on the ENSCO 102 was to expire in May of this year. The early purchase was financially attractive, given the Company's strong cash position and the expected earnings accretion from the transaction. ENSCO 102 continues to perform well, and is currently under contract to a major oil company in Australia.

"In 2003, we strengthened our premium jackup rig fleet through our rig enhancement and upgrade program, which we began in the mid-nineties."

"Based on our philosophy of 'plan, prosecute, audit and improve,' we continue to focus on global standardization. Our ultimate goal is for all ENSCO operations to be totally aligned in terms of asset and system integrity."

In furtherance of our efforts to perfect the platform and increase focus, we completed the sale of our fleet of marine vessels in April 2003. The sale of our 27-vessel fleet for $79 million resulted in a pre-tax gain of approximately $6.4 million. In our formative years, the ENSCO marine fleet provided excellent returns. When it became apparent that significant capital would be required for marine fleet renewal and growth, we determined that investment in our offshore drilling fleet provided the best opportunity for capital deployment. Future growth will require a balanced approach to asset enhancement, acquisition, rationalization, and new construction.

Despite significant capital expenditures, ENSCO's financial position strengthened over the course of 2003 as internally generated funds, augmented by the sale of our marine fleet, were more than sufficient to cover cash outlays. Long-term debt as a percent of long-term debt plus equity was 21% at the end of 2003, compared to 22% a year earlier. Cash and temporary investments grew to $354.0 million by the end of 2003, from $185.5 million at the end of 2002. With our strong cash position and an unused $250 million bank credit facility, ENSCO has ample liquidity to address opportunities as they arise.

Capable managers, committed to the prosecution of a very focused and consistent strategy, are integral to the Company's success. We have strengthened our senior management team with several key additions. Our most recent appointment was Jay Swent, who joined ENSCO last July as Senior Vice President and Chief Financial Officer. Jay previously held various senior financial and executive positions at several major corporations. Paul Mars, previously General Manager of our Europe/Africa business unit, was appointed Vice President of Engineering. Jon Cole, Senior Vice President of Business Development and Marketing & Safety, Health and Environment, joined ENSCO in April 2003. Jon has over twenty-



Culture

At ENSCO, our mindset is to do it right the first time, for the right reason, while moving the bar higher as we strive for best-in-class performance. This takes hard work, a commitment to excellence, and an intolerance of the status quo. Alignment of thoughts, actions, and processes are integral to achieving success as we continually work to perfect the platform that is ENSCO.

five years experience in the contract drilling industry and has assumed executive responsibility for our safety, health, and environmental focus.

We also have appointed new general managers in our Europe/Africa and North America business units with the additions of Steve Brady and Keith Bullard, respectively. Both have worked for major exploration and production companies. Steve has over twenty years industry experience in executive drilling positions, primarily in the international arena. Keith has over twenty-seven years domestic and international experience in the oil and gas industry, mainly in executive operating positions.

In addition to enhancing our management team, we also augmented our Board of Directors with the addition of Dr. Rita Rodriguez. Her background as a researcher, advisor and author in the field of international finance has proven to be invaluable. Dr. Rodriguez previously served on the Board of Export-Import Bank of the United States for seventeen years. She serves on our Board's Audit Committee.

With solid building blocks in place, we continue to strengthen the mortar that binds these blocks together, that being the institutionalization of critical systems and processes. First and foremost is ENSCO's safety, health and environmental system. Our goal is to set the standard for excellence in these critical areas as we continue our quest to prevent harm to our people and the environment. In 2003, the ENSCO 102 was recognized as "Jackup Rig of the Year" by a major operator. ENSCO also received the U.S. Minerals Management Service "SAFE" award in the drilling contractor category for overall safety, environmental protection and compliance in the preceding year.

Based on our philosophy of "plan, prosecute, audit and improve," we continue to focus on global standardization. Our ultimate goal is for all ENSCO operations to be totally aligned in terms of asset and system integrity. This consistency will increase efficiency, improve execution, and foster a safe and healthy environment for our people.

The consequences and challenges of an aging energy infrastructure are expected to become more apparent as world economic activity escalates, and as anticipated world demand for hydrocarbons follows suit. We believe that there must be, by necessity, a shift in focus, where organic growth through the drill bit will again become an urgent priority.

As we position the Company for that inevitability, we remain focused on achieving an exemplary record, in terms of a safe and rewarding work environment for our employees, efficient service to our customers, and superior returns to our stockholders. This commitment to all stakeholders is the foundation for optimizing ENSCO, and perfecting the platform in the years ahead.

Carl F. Thorne
Chairman and Chief Executive Officer
March 10, 2004

Perfecting the Platform

Perfecting the ENSCO platform is a never-ending quest, requiring management vision and employee dedication. In the narrative that follows, members of the senior management team share their views on the continuing process of refinement and improvement that is expected to take ENSCO to the next level of performance.

Jay Swent, Senior Vice President and Chief Financial Officer, provides a fresh perspective having joined the Company in the summer of 2003.

"As a new member of the ENSCO management team, I have been truly impressed with the quality and commitment of our people and the quality of our asset base. The Company's long-term adherence to its strategy is also remarkable. We have maintained focus by acquiring assets primarily related to the premium jackup market, and shedding non-core assets. We have been highly disciplined in our approach to fleet enhancement and renewal by funding these activities from cash flow rather than taking on debt or issuing additional equity. This has allowed us to maintain a stable capital base while growing in a controlled fashion."

ENSCO was created by acquiring assets that were targets of opportunity, and then upgrading the acquired rigs to extend service life and capability.

Bill Chadwick, Senior Vice President, Member – Office of the President and Chief Operating Officer, who oversees Capital Projects, provides his thoughts on the enhancement program and fleet renewal.

"Historically, ENSCO has been very successful in addressing the needs of our customers through the selective acquisition of versatile, heavy-duty jackup



Jay Swent
Senior Vice President and Chief Financial Officer



Commitment

First and foremost, at ENSCO we are committed to the well-being of our employees. To that end, workplace safety and employee training and development are top priorities.

For our customers, we are committed to doing the job right. We strive to provide exceptional service in terms of our people, premium equipment, and exemplary safety programs and environmental control systems.

Our commitment to stockholders is to continue delivering the financial performance that has distinguished ENSCO over its history. We remain focused on cost-efficiency in our operations and our capital deployment, and are carefully investing in ENSCO's future through equipment upgrades, acquisitions and new rig construction.



Bill Chadwick
Senior Vice President,
Member - Office of the
President and
Chief Operating Officer

equipment coupled with a disciplined, carefully designed upgrade program. Rig refurbishments have focused on maximizing the critical operating capabilities of each class of rig, and extending each unit's working life. This program has enabled us to offer rigs with cantilever reach, hook-load capacity, hydraulic horsepower, solids control efficiency and living accommodation standards which fully meet customer requirements and that are technically competitive with newer equipment. This allows us to offer customers more competitive rates and still generate a superior return on investment. We see this as a classic win/win scenario for customers and stockholders alike.

"Looking forward, we also believe that properly managed growth must include an element of fleet renewal. Our fleet renewal program has been managed with characteristic ENSCO discipline with focus on cost-effectiveness and mitigation of risk, while maintaining a capital cost advantage over most new equipment entering the market. Our recent new-build program, together with the acquisition of Chiles Offshore Inc. in 2002, combine to make the average age of ENSCO's fleet the second youngest in the industry."

"Our fleet renewal program has been managed with characteristic ENSCO discipline with focus on cost-effectiveness and mitigation of risk, while maintaining a capital cost advantage over most new equipment entering the market."

Jackup Rig Enhancement Program



Rigs to be Enhanced
Enhanced Jackups
High-Spec. Jackups
Number of Rigs
0
5
10
15
20
25
30
35
40
45
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
2005E

Jon Cole, Senior Vice President – Business Development and Marketing & Safety, Health and Environment (SHE), is an industry veteran who understands the critical role safety plays at ENSCO.

"Providing a safe work environment for our employees is our most fundamental core value. We, and our customers, demand adherence to this value because it is the right thing to do.

"ENSCO is working with our customers to align our respective SHE programs. Our programs are consistent with their expectations and that clearly tells us we are heading in the right direction.

"Over the last year, we have reinforced our SHE programs. Our management system ensures that we have consistent policies for safety and environmental protection, and we continually work to improve existing standards. We know our goals and we have the equipment, people and skills to continue to be industry leaders. Perfecting the platform will result in achieving our ultimate goals – having an incident-free workplace and being the contractor of choice."

Best-in-class performance goes beyond hard assets and daily drilling operations, extending into all aspects of the business.

Jay Swent affirms:

"ENSCO is probably 80% of the way toward perfecting the platform and, while that is something to be proud of, it is not enough. Harvesting the last 20%


ENSCO

Consistency

ENSCO has thrived in an ever-changing marketplace by consistency of focus, deliberate execution of strategy, and a relentless pursuit to be the best.

This consistency starts with the management team, most of which has been in place since inception of the Company in the late eighties. This seasoned team recently has been enhanced with several key additions.

We remain consistent in our strategy. We target the heart of the offshore drilling market, jackup territory on the continental shelves of the world, where the lion's share of offshore drilling activity is expected to continue. We also have addressed further growth opportunities with ENSCO 7500, our entree into deepwater semisubmersible operations, similarly targeted at the heart of this evolving market. Although opportunistic in our approach to building ENSCO, we remain conservative in execution, never over-reaching when it comes to financial commitments. You can expect more of the same from ENSCO.

requires extremely hard work but it is also how real value is created. Having recently completed global deployment of all our core business applications onto a common software system, our next challenge is to capitalize on this investment. Perfecting this platform will provide our operations 'best-in-class' business applications and decision making capabilities. ENSCO is committed to continuous improvement in everything we do. By adopting best practices and designing quality into streamlined management processes, we expect to achieve lower cost, lower cycle-times, and better quality output. That's how we capture the last 20% and add value for all of our stakeholders.

"Perfecting the platform will become even more challenging in the rapidly evolving regulatory environment. ENSCO has always operated at the highest levels of integrity, transparency and corporate governance. Our historic discipline and commitment to excellence in these areas position us well for Sarbanes-Oxley compliance. The quality of our Board and the Directors' time commitment and involvement on committees are truly exceptional. Management and the Board are guided by one unifying principle–optimizing shareholder value. The new environment in which we operate demands relentless attention to detail. We relish the challenge."

Jeff Saile, President and Chief Operating Officer of ENSCO Offshore International Company, summarizes ENSCO's commitment to perfecting the platform:

"Our customers expect us to provide consistent, high-quality work and cost efficiencies on a global basis. Commonality in processes such as safety, health, environmental management, operational practices and maintenance systems will continue to be a primary emphasis.



Jon Cole
Senior Vice President –
Business Development
and Marketing
& Safety, Health and
Environment

Jeff Saile
President and
Chief Operating Officer –
ENSCO Offshore
International Company



"We understand our core business, and do not attempt to be all things to all people. We have competent, high-quality people manning our equipment, and we have invested heavily in our assets to insure that operational integrity exists. ENSCO's culture is driven by a best practice philosophy. By embracing common systems, processes, and procedures, we will ensure that results are consistent and repeatable, and will further our position as a preferred drilling contractor.

"Throughout ENSCO, we have a 'can do' attitude, and that is what it takes to perfect the platform."

"We remain focused on achieving an exemplary record, in terms of a safe and rewarding work environment for our employees, efficient service to our customers, and superior returns to our stockholders. This commitment to all stakeholders is the foundation for optimizing ENSCO, and perfecting the platform in the years ahead."

Operations and Financial Information

JACKUP RIGS

Rig Name	Year Built/ Rebuilt	Rig Type	Maximum Water Depth/ Drilling Depth	Current Location	Customer as of 2/29/04
North America					
ENSCO 55	1981/1997	FG-780II-C	300'/25,000'	Gulf of Mexico	Bois d'Arc[(1)]
ENSCO 60	1981/2003	Lev-111-C	300'/25,000'	Gulf of Mexico	Energy Partners
ENSCO 64	1973/2002	MLT-53-S	350'/30,000'	Gulf of Mexico	Dominion
ENSCO 67	1976/1996	MLT-84-S	400'/30,000'	Gulf of Mexico	Stone Energy
ENSCO 68	1976	MLT-84-S	350'/30,000'	Gulf of Mexico	Shipyard[(2)]
ENSCO 69	1976/1995	MLT-84-S	400'/25,000'	Gulf of Mexico	Stone Energy
ENSCO 74	1999	MLT Enhanced 116-C	400'/30,000'	Gulf of Mexico	BP
ENSCO 75	1999	MLT Super 116-C	400'/30,000'	Gulf of Mexico	Shell
ENSCO 81	1979/2003	MLT-116-C	350'/30,000'	Gulf of Mexico	BP
ENSCO 82	1979/2003	MLT-116-C	300'/30,000'	Gulf of Mexico	ChevronTexaco
ENSCO 83	1979	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Hunt Oil
ENSCO 84	1981	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Forest Oil
ENSCO 86	1981	MLT-82 SD-C	250'/30,000'	Gulf of Mexico	Unocal
ENSCO 87	1982	MLT-116-C	350'/25,000'	Gulf of Mexico	Mission Resources
ENSCO 88	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Hunt Petroleum
ENSCO 89	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Apache
ENSCO 90	1982/2002	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Houston Expl.
ENSCO 93	1982/2002	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Westport
ENSCO 95	1981	Hitachi-250-C	250'/25,000'	Gulf of Mexico	Hunt Petroleum
ENSCO 98	1977/2003	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Stone Energy
ENSCO 99	1985	MLT-82 SD-C	250'/30,000'	Gulf of Mexico	Walter Oil & Gas
ENSCO 105	2002	KFELS-MOD V-B	400'/30,000'	Gulf of Mexico	Millennium
Europe/Africa					
ENSCO 70	1981/1996	Hitachi-300-C NS	250'/30,000'	Denmark	DONG
ENSCO 71	1982/1995	Hitachi-300-C NS	225'/25,000'	Denmark	DONG
ENSCO 72	1981/1996	Hitachi-300-C NS	225'/25,000'	United Kingdom	ConocoPhillips
ENSCO 80	1978/1995	MLT-116-CE	225'/30,000'	United Kingdom	ConocoPhillips
ENSCO 85	1981/1995	MLT-116-C	225'/25,000'	United Kingdom	BHP Billiton
ENSCO 92	1982/1996	MLT-116-C	225'/25,000'	Netherlands	Gaz de France
ENSCO 100	1987/2000	MLT-150-88-C	350'/30,000'	Nigeria	Shell
ENSCO 101	2000	KFELS-MOD V-A	400'/30,000'	Denmark	DONG
Asia Pacific					
ENSCO 50	1983/1998	FG-780II-C	300'/25,000'	India	British Gas
ENSCO 51	1981/2002	FG-780II-C	300'/25,000'	Brunei	Brunei Shell
ENSCO 52	1983/1997	FG-780II-C	300'/25,000'	Malaysia	Petronas Carigali
ENSCO 53	1982/1998	FG-780II-C	300'/25,000'	U.A.E.	Committed[(3)]
ENSCO 54	1982/1997	FG-780II-C	300'/25,000'	Qatar	Ras Gas
ENSCO 56	1982/1997	FG-780II-C	300'/25,000'	Australia	Apache
ENSCO 57	1982/2003	FG-780II-C	300'/25,000'	Singapore	Committed[(4)]
ENSCO 94	1981/2001	Hitachi-250-C	250'/25,000'	Qatar	Ras Gas
ENSCO 96	1982/1997	Hitachi-250-C	250'/25,000'	Qatar	Shell
ENSCO 97	1980/1997	MLT-82 SD-C	250'/25,000'	Qatar	Qatar Petroleum
ENSCO 102	2002	KFELS-MOD V-A	400'/30,000'	Malaysia	Sarawak Shell
ENSCO 104	2002	KFELS-MOD V-B	400'/30,000'	Australia	ConocoPhillips
ENSCO 106	2004	KFELS MOD V-B	400'/30,000'	Singapore	Under construction
ENSCO 107	2005	KFELS MOD V-B	400'/30,000'	Singapore	Under construction
South America/Caribbean					
ENSCO 76	2000	MLT Super 116-C	350'/30,000'	Trinidad and Tobago	BP

SEMISUBMERSIBLE RIG

Rig Name	Year Built	Rig Type	Maximum Water Depth/ Drilling Depth	Current Location	Customer as of 2/29/04
ENSCO 7500	2000	Dynamically Positioned	8,000'/30,000'	Gulf of Mexico	Available(5)(6)

BARGE RIGS

Rig Name	Year Built	Maximum Drilling Depth	Current Location	Customer as of 2/29/04
ENSCO I	1999	30,000'	Indonesia	TOTAL
ENSCO II	1999	30,000'	Venezuela	Shell
ENSCO III	1999	30,000'	Venezuela	Available(6)
ENSCO XI	1994	25,000'	Venezuela	Stacked(6)
ENSCO XII	1994	25,000'	Venezuela	Available(6)
ENSCO XIV	1994	25,000'	Venezuela	Stacked(6)
ENSCO XV	1994	25,000'	Venezuela	Stacked(6)

PLATFORM RIGS

Rig Name	Year Built/ Rebuilt	Maximum Drilling Depth	Current Location	Customer as of 2/29/04
ENSCO 23	1980/1998	25,000'	Gulf of Mexico	Available(1)
ENSCO 24	1980/1998	25,000'	Gulf of Mexico	Available(1)
ENSCO 25	1980/1998	30,000'	Gulf of Mexico	ChevronTexaco
ENSCO 26	1982/1999	30,000'	Gulf of Mexico	Available(6)
ENSCO 29	1981/1997	30,000'	Gulf of Mexico	Available(6)

Notes:

(1) The ENSCO 55, ENSCO 23 and ENSCO 24 are pending sale and transfer to Keppel FELS Limited in connection with the execution of a rig construction agreement. The ENSCO 55 is expected to be transferred in May 2004, upon completion of its current contractual commitment. The ENSCO 23 and ENSCO 24 are expected to be transferred simultaneously with, or before, transfer of the ENSCO 55.

(2) The ENSCO 68, which entered the shipyard in December 2003, is expected to leave the shipyard in September 2004.

(3) The ENSCO 53 is committed to Ras Gas in Qatar and is expected to commence drilling operations in March 2004.

(4) The ENSCO 57 is committed to Murphy Malaysia and is expected to commence drilling operations in March 2004.

(5) The ENSCO 7500 completed an approximate three-year contract on February 29, 2004, and is currently being marketed at a rate of $100,000 per day.

(6) Rigs classified as available are being actively marketed and can commence work on short notice. Stacked rigs do not have operating crews immediately available and may require some recommissioning before commencing operations.

Operating Statistics

	2003	2002[1]	2001	2000	1999
Rig Utilization:[2]					
Jackup rigs					
North America	87%	88%	82%	99%	93%
Europe/Africa	93%	81%	88%	59%	48%
Asia Pacific	82%	78%	96%	73%	46%
South America/Caribbean	99%	100%	–	–	–
Total jackup rigs	87%	84%	86%	86%	75%
Semisubmersible rig - North America[3]	96%	92%	92%	77%	–
Barge rig - Asia Pacific[4]	99%	40%	–	–	–
Barge rigs - South America/Caribbean	20%	17%	34%	33%	31%
Platform rigs	40%	57%	56%	57%	51%
Total	76%	73%	74%	73%	65%
Average day rates:[5]					
Jackup rigs					
North America	$ 31,374	$ 26,726	$ 46,751	$ 34,839	$18,400
Europe/Africa	64,615	74,759	65,172	38,560	51,266
Asia Pacific	63,154	58,836	42,313	37,548	41,217
South America/Caribbean	86,381	77,223	–	–	–
Total jackup rigs	47,826	45,160	49,942	35,816	24,286
Semisubmersible rig - North America[3]	188,335	185,655	180,146	173,905	–
Barge rig - Asia Pacific[4]	41,333	41,750	–	–	–
Barge rigs - South America/Caribbean	39,475	39,987	42,553	39,897	35,113
Platform rigs	26,124	25,852	27,299	24,369	23,204
Total	$ 49,813	$ 47,503	$ 50,371	$ 35,303	$24,945

(1) Rig Utilization and Average Day Rates include the results of the five jackup rigs acquired from Chiles from the August 7, 2002 acquisition date.

(2) Utilization is the ratio of aggregate contract days divided by the number of days in the period.

(3) The ENSCO 7500, the Company's deepwater semisubmersible rig, commenced drilling operations in December 2000.

(4) The Company mobilized a barge rig from Venezuela to Indonesia that commenced a long-term contract in December 2002.

(5) Average day rates are derived by dividing contract drilling revenue by the aggregate number of contract days, adjusted to exclude certain types of non-recurring reimbursable revenue and lump sum revenue and contract days associated with certain mobilizations, demobilizations, shipyard contracts and standby contracts.

INTRODUCTION

ENSCO International Incorporated and subsidiaries ("ENSCO" or the "Company") is an international offshore contract drilling company with a fleet of 56 drilling rigs, including 43 jackup rigs, seven barge rigs, five platform rigs and one semisubmersible rig. The Company's offshore contract drilling operations are integral to the exploration, development and production of oil and natural gas and the Company is one of the leading providers of offshore drilling services to the international oil and gas industry.

The Company drills and completes oil and gas wells under contracts with major international, government-owned and independent oil and gas companies. The drilling services provided by the Company are conducted on a "day rate" contract basis, under which the Company provides its drilling rigs and rig crews and receives a fixed amount per day for drilling wells. The customer bears substantially all of the ancillary costs of constructing the wells and supporting drilling operations, as well as the economic risk relative to the success of the wells.

Demand for the Company's services is significantly affected by regional and worldwide levels of offshore exploration and development spending by oil and gas companies. Offshore exploration and development spending levels may fluctuate substantially from year to year and from region to region. Such spending fluctuations result from many factors, including demand for oil and gas, regional and global economic conditions and expected changes therein, political and legislative environments in the U.S. and other major oil-producing countries, production levels and related activities of OPEC and other oil and gas producers, and the impact that these and other events have on the current and expected future pricing of oil and natural gas.

The Company's drilling rigs are deployed throughout the world, with drilling operations concentrated in the major geographic regions of North America, Europe/Africa, Asia Pacific and South America/Caribbean. The Company competes with other offshore drilling contractors on the basis of price, quality of service, operational and safety performance, equipment suitability and availability, reputation and technical expertise. Competition is usually on a regional basis, but offshore drilling rigs are mobile and may be moved from one region to another in response to demand.

BUSINESS ENVIRONMENT

The Company's domestic offshore drilling operations are conducted in the Gulf of Mexico. The U.S. oil and natural gas market and trends in oil and gas company spending largely determine domestic offshore drilling industry conditions. Natural gas prices decreased in 2001 from record levels during 2000, and oil and gas company Gulf of Mexico drilling budgets were sharply reduced over the course of 2001. The Gulf of Mexico drilling budgets remained at moderate levels during 2002 and demand for jackup drilling rigs in the Gulf of Mexico was significantly lower than that realized in early 2001. During 2002, some jackup rigs departed the Gulf of Mexico for international service, however, the supply of jackup rigs remained in excess of demand. As a result of this imbalance, day rates were significantly lower in 2002 than they were in early 2001. Demand for jackup rigs in the Gulf of Mexico decreased during the first half of 2003 as oil and gas companies focused more of their spending on international projects. However, demand improved somewhat in the second half of 2003 as the supply of jackup rigs in the Gulf of Mexico declined when certain rigs mobilized to international markets in response to contract opportunities. Day rates for Gulf of Mexico jackup rigs improved over the course of 2003 mainly due to a reduction in the supply of rigs.

Industry conditions in most international offshore drilling markets improved moderately during 2001 and 2002, as many of the major international and government-owned oil companies increased spending in those markets. Although oil prices declined somewhat over the course of 2001, increased drilling activity related to major natural gas development projects in Asia Pacific and the Middle East contributed to increased demand for jackup drilling rigs in those regions. Demand and day rates for international jackup rigs strengthened during 2001 and much of 2002, particularly in Europe and Asia Pacific. However, in the second half of 2002, day rates began to decrease modestly in Europe. Demand and day rates for jackup rigs in Europe remained fairly stable over the first half of 2003 as rigs mobilized into strong markets to meet demand. However, day rates for jackup rigs in Europe declined during the second half of 2003 due to limited term work opportunities. Day rates remained fairly stable in Asia Pacific over the course of 2003, however, activity levels declined during the fourth quarter of 2003 due to the completion of several 2003 programs prior to resumption of activity in the first quarter of 2004.

RESULTS OF OPERATIONS

On February 20, 2003, the Company reached an agreement to sell its 27-vessel marine transportation fleet. After receipt of various regulatory consents, the transaction was finalized on April 1, 2003, for approximately $79.0 million. The Company recognized a pre-tax gain of approximately $6.4 million related to the sale transaction. The results of operations of the marine transportation fleet have been reclassified as discontinued operations in the consolidated statements of income for each of the years in the three-year period ended December 31, 2003.

On August 7, 2002, the Company completed its merger with Chiles Offshore Inc. ("Chiles"), which has been accounted for as a purchase business combination in accordance with generally accepted accounting principles in the United States, with the Company treated as the acquirer. Under the terms of the Merger Agreement, each Chiles shareholder received 0.6575 of a share of the Company's common stock and $5.25 in cash in exchange for each share of Chiles common stock held. Upon completion of the transaction, the Company issued approximately 13.3 million shares of its common stock and paid approximately $106.6 million in cash to the holders of Chiles common stock. The Company's financial statements include the operating results of Chiles from the August 7, 2002 acquisition date. The acquired Chiles operations consisted of a fleet of five ultra premium jackup rigs, including two rigs operating in the Gulf of Mexico, one rig operating offshore Australia, one rig operating offshore Trinidad and Tobago, and one rig under construction that subsequently entered service in the Gulf of Mexico during December 2002. The acquisition of Chiles further strengthened the Company's position in the premium jackup market, which the Company believes currently represents one of the strongest segments of the offshore drilling market.

The Company's consolidated operating results for each of the three years in the period ended December 31, 2003, is as follows (in millions):

	2003	2002	2001
Revenues	$790.8	$649.5	$752.7
Operating expenses			
Contract drilling	452.9	348.9	320.5
Depreciation and amortization	135.0	117.0	109.0
Impairment of assets	–	59.9	9.2
General and administrative	22.0	18.6	16.8
Operating income	180.9	105.1	297.2
Other expense, net	(31.6)	(19.6)	(25.4)
Provision for income taxes	42.1	27.2	76.9
Income from continuing operations	107.2	58.3	194.9
Income from discontinued operations	1.1	1.0	12.4
Net income	$108.3	$ 59.3	$207.3

In 2003, net income for the Company increased by $49.0 million, or 83%, and operating income increased by $75.8 million, or 72%, as compared to 2002. These increases are due primarily to a $59.9 million impairment charge in 2002 relating to the Company's Venezuela-based assets and the addition of the five rigs acquired from Chiles to the Company's rig fleet in the third quarter of 2002. Approximately $13.0 million of the $75.8 million increase in operating income is attributable to the five rigs acquired from Chiles.

In 2002, net income for the Company decreased by $148.0 million, or 71%, and operating income decreased by $192.1 million, or 65%, as compared to 2001. These decreases are primarily due to a 43% decrease in average day rates for the Company's North America jackup rig fleet, which reduced 2002 revenue by approximately $125.0 million from 2001, a $50.7 million increase in impairment charges associated with the Company's Venezuela-based assets, and $28.8 million of revenue in 2001 from the early termination of long-term contracts for two of the Company's barge rigs in Venezuela. These decreases were partially offset by the operating results from the five jackup rigs acquired from Chiles and the newly constructed ENSCO 102, which were added to the Company's rig fleet in the third quarter of 2002 and generated an aggregate $18.8 million of operating income during 2002.

Detailed explanations of the Company's operating results for the three years in the period ended December 31, 2003, including discussions of revenue and contract drilling expenses based on geographical location and type of rig, are set forth below.

Revenue and Contract Drilling Expense

The following is an analysis of the Company's revenues and contract drilling expense for each of the three years in the period ended December 31, 2003:

(in millions)	2003	2002	2001
REVENUES			
Jackup rigs:			
North America	$223.4	$172.2	$307.8
Europe/Africa	179.7	180.6	166.5
Asia Pacific	233.3	182.1	104.4
South America/Caribbean	32.4	11.4	–
Total jackup rigs	668.8	546.3	578.7
Semisubmersible rig - North America	66.2	61.6	60.1
Barge rig - Asia Pacific	19.5	2.5	–
Barge rigs - South America/Caribbean	18.2	17.7	78.0
Platform rigs	18.1	21.4	35.9
Total	$790.8	$649.5	$752.7
CONTRACT DRILLING EXPENSE			
Jackup rigs:			
North America	$151.7	$128.2	$126.7
Europe/Africa	99.2	81.8	70.0
Asia Pacific	134.1	81.4	50.3
South America/Caribbean	13.3	5.3	–
Total jackup rigs	398.3	296.7	247.0
Semisubmersible rig - North America	19.4	21.6	18.0
Barge rig - Asia Pacific	11.4	2.8	–
Barge rigs - South America/Caribbean	11.8	13.7	30.5
Platform rigs	12.0	14.1	25.0
Total	$452.9	$348.9	$320.5

The following is an analysis of the Company's offshore drilling rigs at December 31, 2003, 2002 and 2001.

	2003	2002	2001
Jackup rigs:			
North America(1)(2)	22	22	21
Europe/Africa	8	8	8
Asia Pacific(1)(2)(3)	12	12	8
South America/Caribbean(2)	1	1	–
Total jackup rigs	43	43	37
Semisubmersible rig - North America	1	1	1
Barge rig - Asia Pacific(4)	1	1	–
Barge rigs - South America/Caribbean(4)	6	6	7
Platform rigs	5	5	5
Total	56	56	50

(1) *During the first quarter of 2002, the Company mobilized two jackup rigs from the Gulf of Mexico to Singapore where they entered a shipyard for enhancement and repairs. These rigs subsequently commenced operations in Vietnam and Brunei in July 2002 and December 2002, respectively.*

(2) *The Company acquired five ultra premium jackup rigs on August 7, 2002, in connection with the Chiles merger, including two that were operating in the Gulf of Mexico, one operating offshore Australia, one operating offshore Trinidad and Tobago and a fifth rig that was under construction on the acquisition date but subsequently commenced operations in the Gulf of Mexico in December 2002.*

(3) *The ENSCO 102, a newly constructed harsh environment jackup rig operated by the Company, but as of December 31, 2003, was owned by a joint venture in which the Company held a 25% interest, commenced drilling operations during the third quarter of 2002.*

(4) *In August 2002, the Company mobilized a barge rig from Venezuela to Singapore where it entered a shipyard for enhancement. The barge rig subsequently commenced operations under a long-term contract in Indonesia in December 2002.*

North America Jackup Rigs

In 2003, revenues for the North America jackup rigs increased by $51.2 million, or 30%, and contract drilling expenses increased by $23.5 million, or 18%, as compared to 2002. The increases were due primarily to the addition of three rigs to the North America jackup rig fleet in the third quarter of 2002 as a result of the Chiles acquisition. During 2003, these three rigs generated an aggregate $42.7 million of revenues and $29.8 million of contract drilling expenses compared to an aggregate of $18.1 million of revenues and $9.3 million of contract drilling expenses for the last five months of 2002. Excluding the impact of the three additional rigs, revenues increased by $26.6 million, or 17%, and contract drilling expenses increased by $3.0 million, or 3%, as compared to 2002. The $26.6 million increase in revenues was primarily attributable to a 16% increase in average day rates and to a lesser extent, increased mobilization revenue. The $3.0 million increase in contract drilling expenses was due primarily to increased mobilization and personnel costs, partially offset by the impact of decreased utilization.

In 2002, revenues for the Company's North America jackup rigs decreased by $135.6 million, or 44%, and contract drilling expenses increased by $1.5 million, or 1%, as compared to 2001. The decrease in revenues was due primarily to a 43% decline in average day rates and the mobilization of three jackup rigs from the Gulf of Mexico to the Asia Pacific region in the fourth quarter of 2001 and first quarter of 2002. The decrease in revenues was partially offset by the operating results of the ENSCO 74, ENSCO 75 and ENSCO 105 acquired from Chiles in August 2002. These three rigs contributed $18.1 million of revenue for 2002. Construction of the ENSCO 105 was completed in the fourth quarter of 2002 and the rig operated 21 days in 2002. The increase in contract drilling expenses was due primarily to the addition of the three rigs acquired from Chiles and an increase in insurance cost for the fleet, offset in part by the impact of three rigs leaving the Gulf of Mexico.

Europe/Africa Jackup Rigs

In 2003, revenues for the Europe/Africa jackup rigs decreased by $900,000 and contract drilling expenses increased by $17.4 million, or 21%, as compared to 2002. The decrease in revenues was primarily attributable to 14% decrease in average day rates partially offset by an increase in utilization to 93% in 2003 from 81% in 2002. The increase in contract drilling expenses was due primarily to the impact of increased utilization and the increased cost structure associated with the ENSCO 100, which operated offshore Nigeria for twelve months in 2003 compared to only five months during 2002.

In 2002, revenues for the Europe/Africa jackup rigs increased by $14.1 million, or 8%, and contract drilling expenses increased by $11.8 million, or 17%, as compared to 2001. The increase in revenues was due primarily to a 15% increase in average day rates, partially offset by lower utilization, which decreased to 81% in 2002 from 88% in 2001. In August 2002, the Company mobilized the ENSCO 100 jackup rig from the North Sea to Nigeria where it commenced drilling operations in September 2002. The increase in contract drilling expenses was due primarily to costs associated with relocating the ENSCO 100 from Europe to West Africa, increased shorebase support cost and an increase in insurance costs.

Asia Pacific Jackup Rigs

In 2003, revenues for the Asia Pacific jackup rigs increased by $51.2 million, or 28%, and contract drilling expenses increased by $52.7 million, or 65%, as compared to 2002. The increases were due primarily to the addition of the ENSCO 102 and the ENSCO 104 to the Asia Pacific jackup rig fleet in the third quarter of 2002. During 2003, these rigs generated an aggregate $68.0 million of revenues and $46.6 million of contract drilling expenses, including a net $14.6 million of contract drilling expenses associated with the ENSCO 102 joint venture charter operations, compared to an aggregate of $22.9 million of revenues and $11.8 million of contract drilling expenses for the last five months of 2002. Excluding the impact of the ENSCO 102 and the ENSCO 104 from the Asia Pacific jackup rig fleet operations, revenues increased by $6.1 million, or 4%, and contract drilling expenses increased by $17.9 million, or 26%, from 2002. The $6.1 million increase in revenues was primarily attributable to an increase in mobilization revenue during 2003. The $17.9 million increase in contract drilling expenses was due primarily to increased contract drilling expenses associated with the ENSCO 51, which was fully utilized during 2003, but incurred minimal contract drilling expenses while in the shipyard during the majority of 2002, the increased cost structure associated with the ENSCO 53, which operated offshore Australia during 2003 as compared to operating offshore Thailand during 2002 and increased personnel and repair expenses associated with the remaining rigs in the fleet.

In 2002, revenues for the Asia Pacific jackup rigs increased by $77.7 million, or 74%, and contract drilling expenses increased by $31.1 million, or 62%, as compared to 2001. The increase in revenues was due primarily to higher average day rates, which increased 39% from 2001, and the increase in the size of the Asia Pacific jackup rig fleet. The ENSCO 94, ENSCO 54 and ENSCO 51 were mobilized from the Gulf of Mexico and commenced operations in the Asia Pacific region in February 2002, July 2002 and December 2002, respectively. In addition, the newly constructed ENSCO 102 entered service in July 2002 and the ENSCO 104 operating results were included from the August 7, 2002 Chiles acquisition date. These five rigs contributed $50.1 million of revenue to the Asia Pacific region in 2002. The increase in contract drilling expenses was due primarily to expenses associated with the five rigs added to the fleet, including related mobilization expenses, and an increase in insurance costs on the remaining rigs in the fleet.

South America/Caribbean Jackup Rig

The Company has one jackup rig acquired in connection with the Chiles acquisition, the ENSCO 76, operating under a long-term contract in Trinidad and Tobago. The results of the ENSCO 76 operations are included in the Company's operating results from the date of the Chiles acquisition on August 7, 2002. In 2003, revenues for the ENSCO 76 increased by $21.0 million, or 184%, and contract drilling expenses increased by $8.0 million, or 151%, as compared to 2002. The increases are due to a full year of contract operations in 2003 compared to 146 days of contract operations in 2002.

North America Semisubmersible Rig

In 2003, revenues for the ENSCO 7500 increased by $4.6 million, or 7%, and contract drilling expenses decreased by $2.2 million, or 10%, as compared to

2002. The increase in revenues was due primarily to an increase in utilization to 96% in 2003 from 92% in 2002 and to a lesser extent, a 1% increase in the average day rate. The rig experienced down time during 2002 to undergo hull repairs. The decrease in contract drilling expenses was due primarily to costs related to the aforementioned hull repairs incurred in 2002.

In 2002, revenues for the ENSCO 7500 increased by $1.5 million, or 2%, and contract drilling expenses increased by $3.6 million, or 20%, as compared to 2001. The increase in revenues was primarily attributable to a 3% increase in average day rates, which resulted from contractual rate adjustments that compensate the Company for certain cost increases. The increase in contract drilling expenses was due primarily to costs associated with steel hull repairs during the first quarter of 2002 and an increase in insurance costs.

Asia Pacific Barge Rig

The ENSCO I, one of the Company's larger barge rigs, was mobilized from Venezuela in August 2002 to a shipyard in Singapore for modifications and enhancements to fulfill a long-term contract in Indonesia. Shipyard modifications were completed, and contract operations commenced, in late December 2002. Substantially all of the $2.5 million of revenue for 2002 is attributable to the mobilization of the rig from Venezuela to the drilling location in Indonesia.

In 2003, revenues and contract drilling expenses for the Asia Pacific barge rig increased by $17.0 million and $8.6 million, respectively, as compared to 2002. The increases were due to a full year of contract operations in Indonesia during 2003 compared to 138 days of mobilization and shipyard activity in 2002.

South America/Caribbean Barge Rigs

In 2003, revenues for the South America/Caribbean barge rigs increased by $500,000, or 3%, and contract drilling expenses decreased by $1.9 million, or 14%, as compared to 2002. The increase in revenues was due primarily to increased utilization of the ENSCO III, which operated under a short-term contract at the end of 2003 and was idle during 2002, partially offset by reduced activity of the ENSCO XII, which completed a contract and demobilized from Trinidad to Venezuela during 2002 and was idle during 2003. The decrease in contract drilling expenses was due primarily to reduced costs associated with the ENSCO I, which was mobilized from Venezuela to Indonesia in August 2002, the termination of the ENSCO XII contract in 2002 and subsequent demobilization from Trinidad to Venezuela and the devaluation of the Venezuelan currency during the current year.

In 2002, revenues for the South America/Caribbean barge rigs decreased by $60.3 million, or 77%, and contract drilling expenses decreased by $16.8 million, or 55%, as compared to 2001. The decrease in revenues was due primarily to lower utilization, which decreased to 17% in 2002 from 34% in 2001, and the termination of two contracts in 2001. In September and November of 2001, a customer elected to terminate two long-term contracts after approximately half of the respective five-year contract terms had been completed. The terminations resulted from the customer's disappointing oil production rates from the reservoir and the ensuing reduction in their drilling plans, and were not due to any fault with the Company's drilling rigs. In connection with the two contract terminations, the Company received lump sum, early contract termination payments totaling $28.8 million, all of which was recognized as revenue during 2001. The decrease in contract drilling expenses was due primarily to lower utilization.

Platform Rigs

In 2003, revenues for platform rigs decreased by $3.3 million, or 15%, and contract drilling expenses decreased by $2.1 million, or 15%, as compared to 2002. The decreases in revenues and contract drilling expenses were due primarily to reduced utilization of the ENSCO 26, which was idle during the majority of 2003, but fully utilized in 2002.

In 2002, revenues for the platform rigs decreased by $14.5 million, or 40%, and contract drilling expenses decreased by $10.9 million, or 44%, as compared to 2001. The decrease in revenues was due primarily to two rigs, one of which was idle during 2002 compared to being 80% utilized during 2001 and a second rig that earned a minimal standby rate during substantially all of 2002 compared to earning a full day rate in 2001. The decrease in contract drilling expenses was due primarily to the two rigs discussed above.

Depreciation and Amortization

Effective January 1, 2002, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which, among other things, eliminated the requirement to amortize goodwill.

Depreciation and amortization expense for 2003 increased by $18.0 million, or 15%, as compared to 2002. The increase was primarily attributable to the depreciation associated with the five rigs acquired from Chiles in August 2002 and depreciation on capital enhancement projects completed in 2003 and 2002, partially offset by an approximate $3.8 million reduction in depreciation resulting from the Company's impairment of its barge rigs in Venezuela in the fourth quarter of 2002.

Depreciation and amortization expense in 2002 increased by $8.0 million, or 7%, as compared to 2001. The increase was primarily attributable to the Chiles rigs acquired in August 2002 and depreciation on capital enhancement projects completed in 2002 and 2001, partially offset by the recognition of $3.0 million of goodwill amortization in 2001 and $1.3 million of depreciation in the prior year associated with two barge rigs that were taken out of service in December 2001.

Impairment of Assets

The Company's South America/Caribbean barge rig fleet operations have historically been concentrated on Lake Maracaibo in Venezuela. Lake Maracaibo market conditions have been depressed for several years due to reduced or deferred exploration and development spending by Venezuela's national oil company, Petroleos de Venezuela, S.A. ("PdVSA"). In addition, the economic and political situation in Venezuela has become increasingly unstable during recent years. As a result of the uncertainty surrounding its South America/Caribbean barge rig fleet, the Company has evaluated the carrying value of the barge rigs for impairment on a regular basis during recent years.

During the fourth quarter of 2002, the economic and political environment in Venezuela deteriorated severely. A strike originating within PdVSA spread nationwide, involving the entire oil industry and the banking system, and causing substantial economic upheaval. The strike, mass terminations of PdVSA employees, and political interference in the management of PdVSA resulted in the near shutdown of the Venezuelan oil industry. Exchange controls were enacted and many Venezuela businesses ceased or reduced operations causing substantial layoffs. As a result of these adverse developments, the Company recognized a $59.9 million impairment charge related to its Venezuela-based assets in the fourth quarter of 2002. At December 31, 2003, the carrying value of the Company's six barge rigs in Venezuela totaled $49.5 million. (See Note 4 to the Company's Consolidated Financial Statements for a further discussion of the impairment of the Company's assets in Venezuela.)

In December 2001, the Company recognized a $9.2 million impairment charge in connection with its decision to sell the two oldest, least capable rigs in its South America/Caribbean barge fleet. The two rigs were subsequently sold, and the Company recognized an insignificant gain, during 2003.

General and Administrative

General and administrative expense in 2003 increased by $3.4 million, or 18%, as compared 2002. The increase was primarily attributable to the payment in the first quarter of 2003 of one-time severance costs of $1.1 million under an employment contract assumed in connection with the Chiles acquisition, an increase in other personnel costs, an increase in insurance costs and an increase in professional fees related to the implementation of the Company's new accounting and procurement system.

General and administrative expense in 2002 increased by $1.8 million, or 11%, as compared to 2001. The increase was primarily attributable to higher personnel costs, including additional personnel attributable to the Chiles acquisition, and costs associated with relocating the Company's corporate headquarters.

Other Income (Expense)

Other income (expense) for each of the three years in the period ended December 31, 2003, is as follows (in millions):

	2003	2002	2001
Interest income	$ 3.4	$ 5.1	$ 8.3
Interest expense, net:			
Interest expense	(38.7)	(36.2)	(35.0)
Capitalized interest	2.0	5.1	2.2
	(36.7)	(31.1)	(32.8)
Other, net	1.7	6.4	(.9)
	$(31.6)	$(19.6)	$(25.4)

Interest income decreased by $1.7 million in 2003, as compared to 2002, due to lower average cash balances invested and lower average interest rates. Interest income decreased by $3.2 million in 2002, as compared to 2001, due to lower average interest rates.

Interest expense increased by $2.5 million in 2003, as compared to 2002, and $1.2 million in 2002, as compared to 2001, due primarily to the additional debt assumed in the Chiles acquisition. See "Liquidity and Capital Resources - Financing and Capital Resources" for further information on the debt assumed from Chiles.

Capitalized interest decreased by $3.1 million in 2003, as compared to 2002, due to a decrease in the amount invested in construction and enhancement projects, primarily the ENSCO 102 and the ENSCO 105 construction projects, which were completed in the third and fourth quarters of 2002, respectively. Capitalized interest increased $2.9 million in 2002, as compared to 2001, due to an increase in the amount invested in construction and enhancement projects, primarily the ENSCO 105 (acquired from Chiles in August 2002).

Other, net for 2003 consists primarily of a $3.0 million gain related to the receipt and sale of shares of common stock of Prudential Financial, Inc. The shares were issued to the Company as a result of the Company's previous purchase of a Group Annuity Contract upon termination of a predecessor consolidated pension plan and Prudential Financial, Inc.'s conversion from a mutual company to a stock company. Other net for 2003 also includes $900,000 in foreign currency translation losses and a loss of $300,000 related to the decline in fair value of certain treasury rate lock agreements obtained in connection with the Chiles acquisition. (See "Market Risk" for further information on the Chiles treasury rate lock agreements.)

Other, net for 2002 includes a $5.8 million gain in connection with the settlement of an insurance claim related to the ENSCO 51, which sustained damage from a natural gas fire, and net gains resulting from changes in foreign currency exchange rates, partially offset by an $800,000 loss related to the decrease in fair value of certain treasury rate lock agreements obtained in connection with the Chiles acquisition. (See "Market Risk" for further information on the Chiles treasury rate lock agreements.)

Other, net in 2001 includes a $625,000 provision for the settlement of a class action, anti-trust lawsuit (see Note 13 to the Company's Consolidated Financial Statements).

Provision for Income Taxes

The Company recorded income tax expense of $42.1 million and $27.2 million in the years ended December 31, 2003 and 2002, respectively. The $14.9 million increase in the income tax provision from 2002 to 2003 is primarily attributable to the increased profitability of the Company, offset in part by a decrease in the effective tax rate to 28.2% in 2003 from 31.8% in 2002. The decrease in effective tax rate is due primarily to a $1.7 million decrease in a valuation allowance. In 2002, the Company recorded a $2.6 million valuation allowance against a deferred tax asset that arose as a result of the recognition of an impairment charge associated with the carrying value of the Company's barge rigs in Venezuela. In 2003, the valuation allowance decreased $1.7 million as a result of an equal amount of decrease in the associated deferred tax asset. The decrease in effective tax rate was partially offset by the impact of changes in the relative portion of the Company's earnings generated by foreign subsidiaries whose earnings are being permanently reinvested and taxed at lower rates and the impact of certain tax credits and income not subject to tax.

The Company recorded income tax expense of $27.2 million and $76.9 million in the years ended December 31, 2002 and 2001, respectively. The $49.7 million decrease in income tax provision from 2001 to 2002 is primarily attributable to decreased profitability in 2002, partially offset by an increase in the effective tax rate to 31.8% in 2002 from 28.3% in 2001. The increase in effective tax rate is due primarily to the recognition of the aforementioned valuation allowance in 2002, and to a lesser extent, changes in the relative portion of the Company's earnings generated by foreign subsidiaries whose earnings are being permanently reinvested and taxed at lower rates. The increase in effective tax rate was partially offset by the impact of certain tax credits and income not subject to tax.

Discontinued Operations

On February 20, 2003, the Company reached an agreement to sell its 27-vessel marine transportation fleet. After receipt of various regulatory consents, the transaction was finalized on April 1, 2003 for approximately $79.0 million. The Company recognized a pre-tax gain of approximately $6.4 million related to the transaction. The operating results of the marine transportation fleet, which represent the entire marine transportation services segment previously reported by the Company, have been reclassified as discontinued operations in the consolidated statements of income. Following is a summary of income from discontinued operations for the years ended December 31, 2003, 2002 and 2001 (in millions):

	Year Ended December 31,		
	2003	2002	2001
Revenues	$ 7.6	$ 48.6	$ 64.7
Operating expenses	(12.2)	(47.0)	(44.6)
Operating income (loss) before income taxes	(4.6)	1.6	20.1
Income tax (expense) benefit	1.6	(.6)	(7.7)
Gain on sale of discontinued operations, net	4.1	–	–
Income from discontinued operations	$ 1.1	$ 1.0	$ 12.4

LIQUIDITY AND CAPITAL RESOURCES

Although somewhat cyclical, the Company has historically relied on its cash flow from operations to meet liquidity needs and fund the majority of its cash requirements. Management believes the Company has maintained a strong financial position through the disciplined and conservative use of debt. A substantial majority of the Company's cash flow is invested in the expansion and enhancement of its fleet of drilling rigs.

During the three-year period ended December 31, 2003, the Company's primary sources of cash included an aggregate $893.0 million generated from drilling operations, an aggregate $83.8 million from borrowings and $78.8 million from the sale of its marine transportation fleet in 2003. During the three-year period ended December 31, 2003, the Company's primary uses of cash included an aggregate $636.1 million for the acquisition, construction, enhancement and other improvement of drilling rigs, including $99.9 million associated with the acquisition of Chiles, an aggregate $99.4 million for repayment of loans and $84.2 million for the repurchase of the Company's stock in 2001.

Detailed explanations of the Company's liquidity and capital resources for the three years in the period ended December 31, 2003, including discussions of cash flow from operations, capital expenditures, financing, off-balance sheet arrangements, contractual obligations and commercial commitments, are set forth below.

Cash Flow From Operations and Capital Expenditures

(in millions)	Year Ended December 31, 2003	2002	2001
Cash flow from continuing operations	$292.5	$202.6	$397.9
Capital expenditures on continuing operations:			
New construction	$ 1.0	$ 31.8	$ 15.3
Enhancements	139.6	147.7	88.1
Minor upgrades and improvements	46.0	38.7	28.0
	$186.6	$218.2	$131.4

Cash flow from continuing operations in 2003 increased by $89.9 million, or 44%, from 2002. The improvement resulted from a $60.7 million increase in cash flow from working capital changes and a $29.2 million increase in cash flow from improved profitability. Cash flow from continuing operations in 2002 decreased by $195.3 million, or 49%, from 2001. The reduction resulted from a $106.7 million decrease in cash flow from working capital changes and an $88.6 million decrease in cash flow from decreased profitability.

The Company continues to expand the size and quality of its fleet of drilling rigs. During the past three years, the Company has invested $375.4 million upgrading the capability and extending the service lives of its drilling rigs as part of its ongoing enhancement program and an additional $48.1 million relating to the construction of new rigs. The Company also utilized a net $99.9 million of cash in connection with the Chiles acquisition in August 2002.

Effective January 31, 2004, the Company purchased the ENSCO 102 from a 26% owned joint venture for a net payment of $94.6 million. In addition to the acquisition of the ENSCO 102, management anticipates that capital expenditures in 2004 will include approximately $200.0 million for rig enhancement projects and approximately $50.0 million for minor upgrades and improvements. Management also plans to invest approximately $14.4 million in its joint venture formed to construct and own the ENSCO 106 during 2004. Excluding the pending sale and transfer of three rigs, management does not expect to make capital expenditures for the recently announced new construction of the ENSCO 107 during 2004. (See "Off-Balance Sheet Arrangements" and Note 6 to the Company's Consolidated Financial Statements for information concerning the Company's investments in joint ventures related to the ENSCO 102 and ENSCO 106; see "Outlook" for information concerning the construction of the ENSCO 107.) Depending on market conditions and opportunities, the Company may also make capital expenditures to construct or acquire additional rigs or elect to exercise its option to acquire the non-owned interest in the ENSCO 106 in 2004.

Financing and Capital Resources

The Company's long-term debt, total capital and long-term debt to capital ratios are summarized below (in millions, except percentages):

	At December 31, 2003	2002	2001
Long-term debt	$ 549.9	$ 547.5	$ 462.4
Total capital[1]	2,631.0	2,514.5	1,902.6
Long-term debt to total capital	20.9%	21.8%	24.3%

(1) Total capital includes long-term debt plus stockholders' equity.

In October 2003, the Company issued $76.5 million of 17-year bonds to provide long-term financing for the ENSCO 105. The bonds are guaranteed by the United States Maritime Administration ("MARAD") and will be repaid in 34 equal semiannual principal installments of $2.25 million. Interest on the bonds is payable semiannually, in April and October, at a fixed rate of 4.65%. The bonds are collateralized by the ENSCO 105 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. Proceeds from the bond issuance were used to retire a floating rate term loan that provided interim financing for the construction of the ENSCO 105. As of December 31, 2003, the Company had $76.5 million outstanding under the bonds.

In connection with the acquisition of Chiles on August 7, 2002, the Company assumed Chiles' bonds that were originally issued to provide long-term financing for the ENSCO 76 (formerly the Chiles Coronado). The bonds are guaranteed by MARAD and are being repaid in 24 equal semiannual principal installments of $2.9 million, which commenced in January 2000 and will end in July 2011. Interest on the bonds is payable semiannually, in January and July, at a fixed rate of 5.63%. The bonds are collateralized by the ENSCO 76 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. As of December 31, 2003, the Company had $47.0 million outstanding under the bonds.

On January 25, 2001, the Company issued $190.0 million of 15-year bonds to provide long-term financing for the ENSCO 7500. The bonds are guaranteed by MARAD and are being repaid in 30 equal semiannual principal installments of $6.3 million, which commenced in June 2001 and will end in December 2015. Interest on the bonds is payable semiannually, in June and December, at a fixed rate of 6.36%. The bonds are collateralized by the ENSCO 7500 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. As of December 31, 2003, the Company had $152.0 million outstanding under the bonds.

In November 1997, the Company issued $300.0 million of unsecured debt in a public offering, consisting of $150.0 million of 6.75% Notes due November 15, 2007 (the "Notes") and $150.0 million of 7.20% Debentures due November 15, 2027 (the "Debentures"). Interest on the Notes and the Debentures is payable semiannually in May and November, and totals $20.9 million on an annual basis.

The Company has a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks that matures in July 2007. Interest on amounts borrowed under the Credit Agreement is based on LIBOR plus an applicable margin rate (currently 0.525%), depending on the Company's credit rating. The Company pays a facility fee (currently 0.225% per annum) on the total $250.0 million commitment, which also is based on the Company's credit rating. In addition, the Company is required to pay a utilization fee of 0.25% per annum on outstanding advances under the facility if such advances exceed 33% of the total $250.0 million commitment. The Company is required to maintain certain financial covenants under the Credit Agreement, including a specified level of interest coverage, debt ratio and tangible net worth. As of December 31, 2003, the Company was in compliance with these covenants. The Company had no amounts outstanding under the Credit Agreement at December 31, 2003.

The Company's total capital increased $116.5 million during the year ended December 31, 2003, due primarily to the profitability of the Company during 2003. The Company's total capital increased $611.9 million during the year ended December 31, 2002, due primarily to $449.1 million of common stock issued and $102.0 million of net long-term debt assumed in connection with the Chiles acquisition and the profitability of the Company during 2002.

Off-Balance Sheet Arrangements

During the fourth quarter of 2000, the Company entered into an agreement with Keppel FELS Limited ("KFELS"), a major international shipyard, and acquired a 25% ownership interest in a harsh environment jackup rig under construction, which was subsequently named the ENSCO 102. During the second quarter of 2002, the Company and KFELS established a joint venture company, ENSCO Enterprises Limited ("EEL"), to own and charter the ENSCO 102. Upon completion of rig construction in May 2002, the Company and KFELS transferred their respective interests in the ENSCO 102 to EEL in exchange for promissory notes in the amount of $32.5 million and $97.3 million, respectively. The Company and KFELS had initial ownership interests in EEL of 25% and 75%, respectively.

Concurrent with the transfer of the rig to EEL, the Company agreed to charter the ENSCO 102 from EEL for a two-year period that was scheduled to expire in May 2004. Under the terms of the charter, the majority of the net cash flow generated by the ENSCO 102 operations is remitted to EEL in the form of charter payments. However, the charter obligation is determined on a cumulative basis such that cash flow deficits incurred prior to initial rig operations are satisfied prior to the commencement of charter payments. Charter proceeds received by EEL are used to pay interest on the promissory notes and any cash remaining after all accrued interest has been paid is used to repay the outstanding principal of the KFELS promissory note. Pursuant to an agreement between the Company and KFELS, the respective ownership interests of the Company and KFELS in EEL are adjusted concurrently with repayments of principal on the KFELS promissory note such that each party's ownership interest is equal to the ratio of its outstanding promissory note balance to the aggregate outstanding principal balance of both promissory notes. (See Note 6 to the Company's Consolidated Financial Statements for summary financial statements of EEL and a further discussion of the Company's investment.)

Under the terms of the agreement with KFELS, the Company had an option to purchase the ENSCO 102 from EEL, at a formula derived price, which was scheduled to expire in May 2004. Effective January 31, 2004, the Company exercised its purchase option and acquired the ENSCO 102 for a net payment of $94.6 million.

During the first quarter of 2003, the Company entered into an agreement with KFELS to establish a second joint venture company, ENSCO Enterprises Limited II ("EEL II"), to construct a premium heavy duty jackup rig to be named the ENSCO 106. The Company will contribute $3.0 million of procurement and management services and $23.3 million in cash for a 25% interest in EEL II. The terms of the EEL II agreement are similar to those of the EEL agreement, with the Company holding an option to purchase the ENSCO 106 from EEL II, at a formula derived price, at any time during construction or the two-year period after completion of construction. Additionally, if the Company has not exercised its purchase option upon completion of construction, the Company will charter the ENSCO 106 from EEL II for a two-year period under terms similar to those of the ENSCO 102 charter from EEL. Both the Company and KFELS have the right to terminate the joint venture at the end of the two-year period if the purchase option has not been exercised.

The Company's equity interests in, and related charter arrangements associated with, EEL and EEL II constitute variable interests in variable interest entities, as defined in the Financial Accounting Standards Board's Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). However, the Company will not absorb a majority of the expected losses or receive a majority of the expected residual returns, as defined by FIN 46R, of either EEL or EEL II, and accordingly, is not required to consolidate EEL or EEL II.

Further information regarding the Company's off-balance arrangements is presented in Note 6 of the Notes to Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The Company's significant contractual obligations as of December 31, 2003, and the periods in which such obligations are due, are as follows:

	Payments due by period				
(in millions)	2004	2005 and 2006	2007 and 2008	After 2008	Total
Principal payments on long-term debt	$ 23.0	$ 46.1	$196.1	$310.3	$ 575.5
Interest payments on long-term debt	36.5	68.9	53.4	243.8	402.6
Operating leases	5.2	4.6	2.5	.1	12.4
Other*	42.9	–	–	–	42.9
Total contractual cash obligations	$107.6	$119.6	$252.0	$554.2	$1,033.4

** Other contractual obligations and commercial commitments include a $14.4 million commitment related to the Company's investment in the joint venture to construct the ENSCO 106 and a $28.5 million commitment related to the ENSCO 68 enhancement project.*

At December 31, 2003, the Company had no capital lease obligations. On February 17, 2004, the Company entered into an agreement with KFELS to exchange three rigs and $55.0 million for the construction of a new high performance premium jackup rig to be named the ENSCO 107. Under the agreement, which is subject to the execution of a definitive construction contract and regulatory approvals, the Company anticipates paying its $55.0 million construction commitment during 2005.

Liquidity

The Company's liquidity position is summarized in the table below (in millions, except ratios):

	At December 31,		
	2003	2002	2001
Cash and short-term investments	$354.0	$185.5	$310.4
Working capital	355.9	189.2	312.0
Current ratio	2.9	2.0	3.1

At December 31, 2003, the Company had $354.0 million of cash and cash equivalents, as well as $250.0 million available for borrowing under its Credit Agreement. Management expects to fund the Company's short-term liquidity needs, including contractual obligations of $107.6 million and anticipated capital expenditures, excluding the ENSCO 68 which is included in contractual obligations, of $316.1 million during 2004, as well as any working capital requirements, from its cash and cash equivalents and operating cash flow.

Management expects to fund the Company's long-term liquidity needs, including contractual obligations and anticipated capital expenditures, from its cash and cash equivalents, investments, operating cash flow and, if necessary, funds drawn under its Credit Agreement or other future financing arrangements.

The Company has historically funded the majority of its liquidity from operating cash flow. The Company anticipates the majority of its cash flow in the near to intermediate-term will continue to be invested in the expansion and enhancement of its fleet of drilling rigs. As a substantial majority of such expenditures are elective, the Company expects to be able to maintain adequate liquidity throughout future business cycles through the deferral or acceleration of its future capital investments, as necessary. Accordingly, while future operating cash flow cannot be accurately predicted, management believes its long-term liquidity will continue to be funded primarily by operating cash flow.

MARKET RISK

The Company uses various methods to manage its exposure to foreign currency exchange risk. The Company predominantly structures its drilling rig contracts in U.S. dollars, which significantly reduces the portion of the Company's cash flows and assets denominated in foreign currencies. The Company also employs various strategies, including the use of derivative instruments, to match foreign currency denominated assets with equal or near equal amounts of foreign currency denominated liabilities, thereby minimizing exposure to earnings fluctuations caused by changes in foreign currency exchange rates. The Company occasionally utilizes derivative instruments to hedge forecasted foreign currency denominated transactions. At December 31, 2003, the Company had foreign currency exchange contracts outstanding to exchange $18.7 million U.S. dollars for Australian dollars and Great Britain pounds.

The Company uses various derivative financial instruments to manage its exposure to interest rate risk. The Company occasionally uses interest rate swap agreements to effectively convert the variable interest rate on debt to a fixed rate, and interest rate lock agreements to hedge against increases in interest rates on pending financing. At December 31, 2003, the Company had no outstanding interest rate swap agreements or interest rate lock agreements.

In connection with the acquisition of Chiles on August 7, 2002, the Company obtained $80.0 million notional amount of outstanding treasury rate lock agreements that were scheduled to mature in October 2003. Upon acquisition, the Company designated approximately $65.0 million notional amount of the treasury rate lock agreements as an effective hedge against the variability in cash flows of $76.5 million of MARAD guaranteed bonds the Company intended to issue in October 2003. The Company deemed the remaining $15.0 million notional amount of treasury rate lock agreements obtained in the Chiles acquisition to be speculative in nature. The Company subsequently settled the $15.0 million notional amount of treasury rate lock agreements deemed as speculative in October 2002 ($10.0 million) and June 2003 ($5.0 million). The Company settled the $65.0 million notional amount of treasury rate lock agreements designated as an effective hedge in October 2003 in connection with the pricing and subsequent issuance of the MARAD bonds. (See Note 8 to the Company's Consolidated Financial Statements.)

The Company utilizes derivative instruments and undertakes hedging activities in accordance with its established policies for the management of market risk. The Company does not enter into derivative instruments for trading or other speculative purposes. Management believes that the Company's use of derivative instruments and related hedging activities do not expose the Company to any material interest rate risk, foreign currency exchange rate risk, commodity price risk, credit risk or any other market rate or price risk.

OUTLOOK

Changes in industry conditions and the corresponding impact on the Company's operations cannot be accurately predicted because of the short-term nature of many of the Company's contracts and the volatility of oil and natural gas prices, which impact expenditures for oil and gas drilling. Whether recent levels of regional and worldwide expenditures for oil and gas drilling will increase, decrease or remain unchanged, is not determinable at this time. Management's current plans and expectations relative to its major areas of operations and near-term industry conditions are detailed below.

Rig Construction

On February 17, 2004, the Company entered into an agreement with Keppel FELS Limited ("KFELS") to exchange three rigs (ENSCO 23, ENSCO 24 and ENSCO 55) and $55.0 million for the construction of a new high performance premium jackup rig to be named ENSCO 107. The ENSCO 107 will be an enhanced KFELS MOD V (B) design modified to ENSCO specifications and a sister rig to the ENSCO 106, which is currently under construction in Singapore. The ENSCO 106, which is being constructed under a joint venture with KFELS, is expected to be delivered by year-end 2004, and delivery of the ENSCO 107 is expected in late 2005. The transaction is subject to execution of a definitive construction contract and regulatory approvals. The ENSCO 55 is currently working in the Gulf of Mexico and is expected to be transferred to KFELS in May 2004, upon completion of its contractual commitment. The ENSCO 23 and ENSCO 24, two idle platform rigs, are expected to be transferred to KFELS simultaneously with, or before, transfer of the ENSCO 55.

North America

Management continues to evaluate the relocation of jackup rigs from the Gulf of Mexico. The Company has moved three of its Gulf of Mexico-based jackup rigs to pursue international opportunities during the past 30 months and management currently anticipates the international deployment of at least two additional jackup rigs during 2004. The Company continues its program of upgrading its Gulf of Mexico jackup rig fleet. The ENSCO 68 is currently in a shipyard undergoing major enhancements and is projected to return to service in October 2004. The Company plans to commence enhancement procedures on at least four additional Gulf of Mexico jackup rigs during 2004, with shipyard durations of at least four months each.

The ENSCO 7500, the Company's deep water semisubmersible rig, completed an approximate three-year contract on February 29, 2004 and is currently being marketed at a day rate of approximately $100,000.

As of February 29, 2004, one of the Company's five platform rigs is operating under a contract scheduled for completion in April 2004. As discussed above, two of the four idle platform rigs are pending sale and transfer in connection with the construction of the ENSCO 107. The Company's platform rigs have experienced utilization in the 40% to 60% range during the previous five years, primarily as a result of reduced opportunities for deep-well drilling contracts. The Company's platform rigs, which are all capable of completing 25,000 to 30,000 feet wells, are best suited for long-term, deep well drilling applications where the platform rig components will stay in place for a substantial period of time. The Company's platform rigs currently compete against smaller, easier to mobilize and assemble, self-erecting platform rigs for shallow well drilling. The Company is not able to predict when there will be a recovery of drilling activity that will require increased use of the class of platform rigs owned and operated by the Company. The Company evaluated the carrying values of its platform rigs in December 2003 and determined such carrying values were not impaired. The Company will continue to perform such evaluations as circumstances dictate.

Europe/Africa

As of February 29, 2004, all eight of the Company's jackup rigs in the Europe/Africa region are working. However, three of these rigs with contract completions scheduled in March 2004 do not have commitments for subsequent work. Management currently anticipates idle time for some or all of these three rigs in the near term.

Asia Pacific

As of February 29, 2004, 11 of the Company's 13 rigs in the Asia Pacific region are operating and both idle rigs have contractual commitments to commence working in March 2004. The Company currently has substantial backlog in the Asia Pacific region, with nine of the 13 rigs committed through the fourth quarter of 2004 or later. The Company plans to increase the size of its Asia Pacific fleet during 2004 through the relocation of at least two jackup rigs from the Gulf of Mexico. Allowing for mobilization and shipyard procedures upon arrival, management does not expect any rigs relocated from the Gulf of Mexico to be available for service in the Asia Pacific region until the second half of 2004.

South America/Caribbean

The Company's jackup rig working offshore Trinidad and Tobago, the ENSCO 76, continues operations under a contract scheduled for completion in September 2004. As of February 29, 2004, five of the Company's six barge rigs located in Venezuela are idle and the ENSCO II, which is currently working, is scheduled to complete its contract in May 2004. Due to the deterioration in the political and economic environment in Venezuela, the Company believes the timing of a recovery of drilling activity in Venezuela is uncertain and unlikely in the near term. The Company evaluated the carrying values of its barge rigs in December 2003 and determined such carrying values were not impaired. The Company will continue to perform such evaluations and monitor the situation in Venezuela, as circumstances dictate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires the Company's management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company's significant accounting policies are included in Note 1 to the Consolidated Financial Statements. These policies, along with the underlying assumptions and judgments made by the Company's management in their application, have a significant impact on the Company's consolidated financial statements. The Company identifies its most critical accounting policies as those that are the most pervasive and important to the portrayal of the Company's financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. The Company's most critical accounting policies are those related to property and equipment, impairment of long-lived assets and income taxes.

Property and Equipment

At December 31, 2003, the carrying value of the Company's property and equipment totaled $2,217.2 million, which represents 70% of total assets. This carrying value reflects the application of the Company's property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the capitalized costs, useful lives and salvage values of the Company's rigs.

The Company develops and applies property and equipment accounting policies that are designed to appropriately and consistently capitalize those costs incurred to enhance, improve and extend the useful lives of its assets and expense those costs incurred to repair or maintain the existing condition or useful lives of its assets. The development and application of such policies requires judgment and assumptions by management relative to the nature of, and benefits from, expenditures on Company assets. The Company establishes property and equipment accounting policies that are designed to depreciate or amortize its assets over their estimated useful lives. The assumptions and judgments used by management in determining the estimated useful lives of its property and equipment reflect both historical experience and expectations regarding future operations, utilization and performance of its assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives of the Company's rigs and vessels, would likely result in materially different carrying values of assets and results of operations.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its property and equipment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Generally, extended periods of idle time and/or inability to contract assets at economical rates are an indication that an asset may be impaired. However, the offshore drilling industry is highly cyclical and it is not unusual for assets to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles change. Likewise, during periods of supply and demand imbalance, assets are frequently contracted at or near cash break-even rates for extended periods of time until demand comes back into balance with supply. Impairment situations may arise with respect to specific individual assets, groups of assets, such as a type of drilling rig, or assets in a certain geographic location. The Company's assets are mobile and may be moved from markets with excess supply, if economically feasible. The Company's jackup rigs and semisubmersible rig are suited for, and accessible to, broad and numerous markets throughout the world. However, there are fewer economically feasible markets available to the Company's barge rigs and platform rigs.

As a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in the first quarter of 2002, the Company no longer amortizes goodwill but instead tests goodwill for impairment on an annual basis, or when events or changes in circumstances indicate that a potential impairment exists. The goodwill impairment test requires the Company to identify reporting units and estimate the fair value of those units as of the testing date. If the estimated fair value of the reporting units is determined to be less than their carrying value, the Company is required to perform the second step of the goodwill impairment test to determine the amount of impairment loss, if any. Based on the Company's test performed as of December 31, 2003, there was no impairment of goodwill.

Asset impairment evaluations are, by nature, highly subjective. They involve expectations of future cash flows to be generated by the Company's drilling rigs, and are based on management's assumptions and judgments regarding future industry conditions and operations, as well as management's estimates of future expected utilization, contract rates, expense levels and capital requirements of the Company's drilling rigs. The estimates, assumptions and judgments used by management in the application of the Company's asset impairment policies reflect both historical experience and an assessment of current operational, industry, economic and political environments. The use of different estimates, assumptions, judgments and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

Income Taxes

The Company conducts operations and earns income in numerous foreign countries and is subject to the laws of taxing jurisdictions within those countries, as well as U.S. federal and state tax laws. At December 31, 2003, the Company has a $336.2 million net deferred income tax liability and $59.9 million of accrued liabilities for income taxes currently payable.

The carrying values of deferred income tax assets and liabilities reflect the application of the Company's income tax accounting policies in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), and are based on management's assumptions and estimates regarding future operating results and levels of taxable income, as well as management's judgments regarding the interpretation of the provisions of SFAS 109. The carrying values of liabilities for income taxes currently payable are based on management's interpretation of applicable tax laws, and incorporate management's assumptions and judgments regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, assumptions and judgments in connection with accounting for income taxes, especially those involving the deployment of tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS 149 did not have a material effect on its consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of SFAS 150 did not have material effect on its consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). FIN 46R requires a company to consolidate a variable interest entity, as defined, when the company will absorb a majority of the variable interest entity's expected losses, receive a majority of the variable interest entity's expected residual returns, or both. FIN 46R also requires certain disclosures relating to consolidated variable interest entities and unconsolidated variable interest entities in which a company has a significant variable interest. The provisions of FIN 46R are required for companies that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. The provisions of FIN 46R are required to be applied for periods ending after March 15, 2004 for all other types of entities. The Company's equity interests in, and related charter arrangements associated with, ENSCO Enterprises Limited ("EEL") and ENSCO Enterprises Limited II ("EEL II") constitute variable interests in variable interest entities under FIN 46R. However, the Company will not absorb a majority of the expected losses or receive a majority of the expected residual returns, as defined by FIN 46R, of either EEL or EEL II, and accordingly is not required to consolidate EEL or EEL II. (See "Liquidity and Capital Resources - Off-Balance Sheet Arrangements" and Note 6 to the Company's Consolidated Financial Statements.)

REPORT OF MANAGEMENT

The management of ENSCO International Incorporated and its subsidiaries has responsibility for the preparation, integrity and reliability of the consolidated financial statements and related financial information contained in this report.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the industries in which the Company operates. In some instances, these financial statements include amounts that are based on management's best estimates and judgments.

The Company maintains a system of procedures and controls over financial reporting that is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the integrity and the fair and reliable preparation and presentation, in all material respects, of its published financial statements. This system of financial controls and procedures is reviewed, modified, and improved as changes occur in business conditions and operations. There are inherent limitations in the effectiveness of any system of internal control and even an effective system of internal control can provide only reasonable assurance with respect to the financial statement preparation and may vary over time. Management believes that the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period.

As part of management's responsibility for monitoring compliance with established policies and procedures, it relies on, among other things, audit procedures performed by internal auditors to give assurance that established policies and procedures are adhered to in all areas subject to their audits. The Board of Directors, operating through its Audit Committee composed solely of independent outside directors, meets periodically with management and the internal auditors to review and assess the activities of each. The internal auditors meet with the Audit Committee in private executive sessions, without management present, to review the results of their audits and their assessment of the adequacy of the systems of internal accounting control and the quality of financial reporting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ENSCO International Incorporated

We have audited the accompanying consolidated balance sheets of ENSCO International Incorporated (a Delaware corporation), and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ENSCO International Incorporated and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, ENSCO International Incorporated and subsidiaries changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in 2002.

KPMG LLP

KPMG LLP
Dallas, Texas
January 26, 2004, except as to note 17 which is as of February 17, 2004

Consolidated Statements of Income

(in millions, except per share amounts)	Year Ended December 31, 2003	2002	2001
Operating Revenues	$790.8	$649.5	$752.7
Operating Expenses			
Contract drilling	452.9	348.9	320.5
Depreciation and amortization	135.0	117.0	109.0
Impairment of assets	–	59.9	9.2
General and administrative	22.0	18.6	16.8
	609.9	544.4	455.5
Operating Income	180.9	105.1	297.2
Other Income (Expense)			
Interest income	3.4	5.1	8.3
Interest expense, net	(36.7)	(31.1)	(32.8)
Other, net	1.7	6.4	(.9)
	(31.6)	(19.6)	(25.4)
Income from Continuing Operations Before Income Taxes	149.3	85.5	271.8
Provision for Income Taxes			
Current income tax expense	14.0	17.7	57.3
Deferred income tax expense	28.1	9.5	19.6
	42.1	27.2	76.9
Income from Continuing Operations	107.2	58.3	194.9
Discontinued Operations			
Income (loss) from discontinued operations, net	(3.0)	1.0	12.4
Gain on disposal of discontinued operations, net	4.1	–	–
	1.1	1.0	12.4
Net Income	$108.3	$ 59.3	$207.3
Earnings Per Share – Basic			
Continuing operations	$ .71	$ .41	$ 1.42
Discontinued operations	.01	.01	.09
	$ .72	$ .42	$ 1.51
Earnings Per Share - Diluted			
Continuing operations	$ .71	$ .41	$ 1.41
Discontinued operations	.01	.01	.09
	$ .72	$ .42	$ 1.50
Weighted Average Common Shares Outstanding			
Basic	149.6	140.7	136.9
Diluted	150.1	141.4	137.9
Cash Dividends Per Common Share	$ .10	$ .10	$ .10

The accompanying notes are an integral part of these financial statements.

(in millions, except par value amounts)	Year Ended December 31, **2003**	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 354.0	$ 147.1
Short-term investments	–	38.4
Accounts receivable, net	149.4	162.8
Prepaid expenses and other	39.9	39.2
Total current assets	543.3	387.5
Property and Equipment, at Cost	3,126.3	3,090.0
Less accumulated depreciation	909.1	832.0
Property and equipment, net	2,217.2	2,258.0
Goodwill	342.7	350.2
Other Assets, Net	79.8	65.8
	$3,183.0	$3,061.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 15.8	$ 15.0
Accrued liabilities	148.6	161.8
Current maturities of long-term debt	23.0	21.5
Total current liabilities	187.4	198.3
Long-Term Debt	549.9	547.5
Deferred Income Taxes	345.9	332.3
Other Liabilities	18.7	16.4
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.10 par value, 250.0 million shares authorized, 173.9 million and 172.6 million shares issued	17.4	17.2
Additional paid-in capital	1,409.0	1,383.5
Retained earnings	928.6	835.3
Restricted stock (unearned compensation)	(13.0)	(5.8)
Accumulated other comprehensive loss	(10.9)	(12.1)
Treasury stock, at cost, 23.4 million and 23.6 million shares	(250.0)	(251.1)
Total stockholders' equity	2,081.1	1,967.0
	$3,183.0	$3,061.5

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31, 2003	2002	2001
Operating Activities			
Net income	$ 108.3	$ 59.3	$ 207.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	3.0	(1.0)	(12.4)
Depreciation and amortization	135.0	117.0	109.0
Impairment of assets	–	59.9	9.2
Deferred income tax provision	28.1	9.5	19.6
Gain on sale of discontinued operations, net	(4.1)	–	–
Tax benefit from stock compensation	6.6	4.0	3.0
Amortization of other assets	5.6	10.4	8.3
Net gain on asset dispositions	–	(5.8)	(1.5)
Other	2.5	2.5	1.9
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	13.8	(30.6)	43.1
Increase in prepaid expenses and other assets	(11.6)	(21.2)	(13.6)
Increase (decrease) in accounts payable	.6	(13.5)	(3.1)
Increase in accrued and other liabilities	4.7	12.1	27.1
Net cash provided by operating activities of continuing operations	292.5	202.6	397.9
Investing Activities			
Additions to property and equipment	(186.6)	(218.2)	(131.4)
Net cash used in Chiles acquisition	–	(99.9)	–
Net proceeds from sale of discontinued operations	78.8	–	–
Proceeds from disposition of assets	5.2	24.3	5.0
Sale (purchase) of short-term investments	38.4	(6.8)	(31.6)
Sale (purchase) of long-term investments	–	23.0	(23.0)
Investment in joint ventures	(13.5)	–	–
Net cash used in investing activities of continuing operations	(77.7)	(277.6)	(181.0)
Financing Activities			
Proceeds from long-term borrowings	26.7	4.4	52.7
Reduction of long-term borrowings	(23.0)	(63.7)	(12.7)
Repurchase of common stock	–	–	(84.2)
Cash dividends paid	(15.0)	(14.2)	(13.7)
Proceeds from exercise of stock options	12.4	19.5	7.1
Deferred financing costs	(5.8)	(1.3)	(3.3)
Other	(.7)	(1.0)	(.4)
Net cash used in financing activities of continuing operations	(5.4)	(56.3)	(54.5)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	.9	(.9)	(.2)
Net Cash (Used In) Provided by Discontinued Operations	(3.4)	.5	10.0
Increase (Decrease) in Cash and Cash Equivalents	206.9	(131.7)	172.2
Cash and Cash Equivalents, Beginning of Year	147.1	278.8	106.6
Cash and Cash Equivalents, End of Year	$ 354.0	$ 147.1	$ 278.8

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

ENSCO International Incorporated and subsidiaries (the "Company") is one of the leading international providers of offshore drilling services to the oil and gas industry. The Company's contract drilling operations are integral to the exploration, development and production of oil and gas. Business levels for the Company, and its corresponding operating results, are significantly affected by worldwide levels of offshore exploration and development spending by oil and gas companies. Levels of offshore exploration and development spending may fluctuate substantially from year to year and from region to region. Such fluctuations result from many factors, including demand for oil and gas, regional and global economic conditions, political and legislative environments in major oil-producing countries, the production levels and related activities of OPEC and other oil and gas producers, technological advancements that impact the methods or cost of oil and gas exploration and development, and the impact that these and other events have on the current and expected future pricing of oil and natural gas (see Note 14 "Segment Information" for additional information concerning the Company's operations by geographic region). On April 1, 2003, the Company completed the sale of its 27-vessel marine transportation fleet (see Note 3 "Discontinued Operations").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation

The U.S. dollar is the functional currency of all the Company's foreign subsidiaries. The financial statements of foreign subsidiaries are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Gains and losses caused by the remeasurement process are reflected in the consolidated statements of income. The Company had translation losses of $900,000 for the year ended December 31, 2003 and translation gains of $900,000 and $200,000 for the years ended December 31, 2002 and 2001, respectively. In prior years, the financial statements of certain foreign subsidiaries were maintained in the local foreign currency. Foreign currency translation adjustments for those subsidiaries were accumulated as a separate component of stockholders' equity and are included in accumulated other comprehensive loss, net of tax, at December 31, 2003 and 2002.

Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents if they have maturities of three months or less at the date of purchase.

Short-Term Investments

Short-term investments are comprised of highly liquid investments having maturities of greater than three months but less than one year at the date of purchase. All of the Company's short-term investments are classified as held-to-maturity and stated at amortized cost.

Property and Equipment

All costs incurred in connection with the acquisition, construction, enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that drilling rigs are under construction or undergoing major enhancements and improvements. Maintenance and repair costs are charged to operating expenses. Upon sale or retirement of assets, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

The Company provides for depreciation on the straight-line method, after allowing for salvage values, over the estimated useful lives of its assets. Drilling rigs and related equipment are depreciated over estimated useful lives ranging from four to 30 years. Other equipment, including computer and communications hardware and software costs, is depreciated over estimated useful lives ranging from two to six years. Buildings and improvements are depreciated over estimated useful lives ranging from two to 30 years.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and requires impairment testing and recognition for goodwill and intangible assets. The Company adopted SFAS 142 effective January 1, 2002.

The impact of the adoption of SFAS 142 on the Company's net income, basic earnings per share and diluted earnings per share for the year ended December 31, 2001, is presented in the following table (in millions, except per share amounts):

	2001
Reported net income	$207.3
Add back goodwill amortization	3.0
Adjusted net income	$210.3
Reported basic earnings per share	$ 1.51
Goodwill amortization	.03
Adjusted basic earnings per share	$ 1.54
Reported diluted earnings per share	$ 1.50
Goodwill amortization	.03
Adjusted diluted earnings per share	$ 1.53

Prior to January 1, 2002, the Company amortized goodwill on the straight-line basis over 40 years. Accumulated amortization related to goodwill of $17.3 million at December 31, 2001 has been reflected in the gross-carrying amount of goodwill as of December 31, 2003 and 2002. The Company initially recorded $246.4 million of goodwill during 2002 in connection with the acquisition of Chiles Offshore Inc. ("Chiles").

During 2003, the Company adjusted the preliminary purchase price allocated to the assets acquired and liabilities assumed in connection with the Chiles acquisition. The adjustments resulted in a reduction of goodwill and adjustments to accrued liabilities and deferred income taxes. The change in the carrying amount of goodwill is as follows (in millions):

Balance at December 31, 2002	$350.2
Purchase price adjustments	(7.5)
Balance at December 31, 2003	$342.7

The Company completed a goodwill impairment test during the fourth quarter of 2003 that resulted in no indication of impairment.

Impairment of Long-Lived Assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"). SFAS 144 retains the fundamental provisions of SFAS 121 and the basic requirements of APB 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The Company adopted the provisions of SFAS 144 effective January 1, 2002.

The Company tests goodwill for impairment on an annual basis, or when events or changes in circumstances indicate that a potential impairment exists. The Company evaluates the carrying value of its other long-lived assets, consisting primarily of property and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For property and equipment used in the Company's operations, the determination of impairment is based upon expectations of undiscounted future cash flows, before interest, of the related asset. Property and equipment held for sale is recorded at the lower of net book value or net realizable value.

The Company recorded impairment charges of $59.9 million and $9.2 million in 2002 and 2001, respectively, related to certain assets in Venezuela (see Note 4 "Venezuela Contract Terminations and Impairment").

Operating Revenue and Expenses

Substantially all of the Company's drilling services contracts are performed on a day rate basis and the term of such contracts is typically for a specific period of time or the period of time required to complete a specific task, such as drilling a well. Contract revenue and expenses are recognized on a per day basis, as the work is performed.

In connection with some contracts, the Company receives lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to contract commencement or the demobilization of equipment and personnel upon contract completion. The net of mobilization costs incurred and the compensation received is deferred and recognized over the related contract period. Demobilization costs and related compensation are recognized as incurred, upon contract completion. Costs associated with the mobilization of equipment and personnel to more promising market areas without contracts are expensed as incurred. Deferred mobilization costs are included in prepaid expenses and other current assets and totaled $100,000 and $800,000 at December 31, 2003 and 2002, respectively. Deferred mobilization revenue is included in accrued liabilities and totaled $1.3 million at December 31, 2002. There was no deferred mobilization revenue at December 31, 2003.

In connection with some contracts, the Company receives up-front, lump-sum fees or similar compensation for capital improvements to its rigs or vessels. Such compensation is deferred and recognized as revenue over the related contract period. The cost of such capital improvements is capitalized and depreciated over the useful life of the asset. Deferred revenue associated with capital improvements is included in accrued liabilities and totaled $2.5 million and $1.1 million at December 31, 2003 and 2002, respectively.

The Company must obtain certifications from various regulatory bodies in order to operate its drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized over the corresponding certification periods. Deferred regulatory certification and compliance costs are included in prepaid expenses and other current assets and other assets, net, and totaled $8.0 million and $15.1 million at December 31, 2003 and 2002, respectively.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. The Company uses derivative financial instruments ("derivatives"), on a limited basis, to reduce its exposure to various market risks, primarily interest rate risk and foreign currency risk. The Company employs an interest rate risk management strategy that uses derivatives to minimize or eliminate unanticipated fluctuations in earnings and cash flows arising from changes in, and volatility of, interest rates. The Company maintains a foreign currency risk management strategy that occasionally utilizes derivatives to reduce its exposure to unanticipated fluctuations in earnings and cash flows caused by changes in foreign currency exchange rates. The Company does not enter into derivatives for trading or other speculative purposes.

All derivatives are recorded on the Company's consolidated balance sheet at fair value and are generally reported in other current assets or accrued current liabilities. Accounting for the gains and losses resulting from changes in the fair value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Derivatives qualify for hedge accounting when they are formally designated as hedges at inception of the associated derivative contract and are effective in reducing the risk exposure that they are designated to hedge. The Company's assessment for hedge effectiveness is formally documented at hedge inception and the Company reviews hedge effectiveness throughout the designated hedge period on at least a quarterly basis. Changes in the fair value of derivatives that are designated as hedges of the fair value of recognized assets or liabilities or unrecognized firm commitments ("fair value hedges") are recorded in earnings currently. Changes in the fair value of derivatives that are designated as hedges of the variability in expected future cash flows associated with existing recognized assets or liabilities or forecasted transactions ("cash flow hedges") are recorded in the accumulated other comprehensive loss section of stockholders' equity. Amounts recorded in accumulated other comprehensive loss associated with cash flow hedges are subsequently reclassified into earnings as earnings are affected by the underlying hedged forecasted transaction.

The Company occasionally enters into derivatives that economically hedge certain risks, but the Company does not designate such derivatives as hedges or the derivatives otherwise do not qualify for hedge accounting under SFAS 133. In these situations, there generally exists a natural hedging relationship where changes in the fair value of the derivatives offset changes in the fair value of the underlying hedged items. Changes in the fair value of these derivatives are recognized in earnings currently.

Income Taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the enacted tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Stock-Based Employee Compensation

The Company uses the intrinsic value method of accounting for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense related to employee stock options is included in the Company's net income, as the exercise price of the Company's stock options equals the market value of the underlying stock on the date of grant. The following table includes disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," and illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 (in millions, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net income, as reported	$108.3	$ 59.3	$207.3
Less stock-based employee compensation expense, net of tax	(9.2)	(12.6)	(6.5)
Pro forma net income	$ 99.1	$ 46.7	$200.8
Basic earnings per share:			
As reported	$ .72	$ .42	$ 1.51
Pro forma	.66	.33	1.47
Diluted earnings per share:			
As reported	.72	.42	1.50
Pro forma	.66	.33	1.47

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.2%	3.9%	4.7%
Expected life (in years)	4.3	4.5	4.2
Expected volatility	48.1%	52.5%	53.3%
Dividend yield	.3%	.4%	.3%

The pro forma adjustments above may not be representative of pro forma adjustments in future years since the estimated fair value of stock options is amortized to expense over the vesting period, additional options may be granted in future years and the assumptions used to determine fair value can vary significantly.

Earnings Per Share

For each of the three years in the period ended December 31, 2003, there were no adjustments to net income for purposes of calculating basic and diluted earnings per share. The following is a reconciliation of the weighted average common shares used in the basic and diluted earnings per share computations (in millions):

	Year Ended December 31,		
	2003	2002	2001
Weighted average common shares outstanding (basic)	149.6	140.7	136.9
Potentially dilutive common shares:			
Restricted stock grants	–	–	.1
Stock options	.5	.7	.9
Weighted average common shares outstanding (diluted)	150.1	141.4	137.9

Options to purchase 3.4 million shares of common stock in 2003, 3.3 million shares of common stock in 2002 and 2.1 million shares of common stock in 2001 were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price of the common stock.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the 2003 presentation.

2. ACQUISITION

On August 7, 2002, the Company acquired Chiles Offshore Inc. ("Chiles") pursuant to a Merger Agreement by and among the Company, Chore Acquisition, Inc., a wholly-owned subsidiary of the Company, and Chiles (the "Merger Agreement"). Under the terms of the Merger Agreement, each Chiles shareholder received 0.6575 of a share of the Company's common stock and $5.25 in cash in exchange for each share of Chiles common stock held. The Company issued approximately 13.3 million shares of its common stock, and paid approximately $106.6 million in cash to the holders of Chiles common stock.

The merger was accounted for as a purchase business combination in accordance with generally accepted accounting principles in the United States, with the Company treated as the acquirer. The $567.9 million purchase price was calculated using the number of the Company's common shares issued in the acquisition and a $33.65 per share average trading price of the Company's common stock for a period of time immediately before and after the merger was announced, plus cash consideration of $5.25 per share of Chiles common stock outstanding immediately prior to the merger, estimated direct merger fees and expenses and the estimated fair value of vested Chiles employee stock options.

The preliminary purchase price was allocated to assets acquired and liabilities assumed based on estimated fair market values at the date of acquisition. The preliminary purchase price included, at estimated fair value at August 7, 2002, current assets of $29.8 million, drilling rigs and other property and equipment of $547.9 million and the assumption of current liabilities of $38.7 million, long-term debt of $153.0 million and other long-term liabilities of $64.6 million. The acquired long-term debt included $51.2 outstanding under Chiles' revolving credit facility, which the Company repaid on August 8, 2002. The Company also recorded $246.5 million of goodwill at August 7, 2002, which is supported by the nature of the offshore drilling industry, the acquisition of long-lived drilling equipment, and the assembled workforce of Chiles. The purchase price allocation was finalized during 2003, resulting in an $8.3 million decrease in other long-term liabilities, a $800,000 increase in current liabilities, and a $7.5 million decrease in goodwill. The final goodwill related to the acquisition was $239.0 million.

3. DISCONTINUED OPERATIONS

On February 20, 2003, the Company reached an agreement to sell its 27-vessel marine transportation fleet. The transaction was completed on April 1, 2003 for approximately $79.0 million, which resulted in a pre-tax gain of approximately $6.4 million. The operating results of the marine transportation fleet, which represent the entire marine transportation services segment previously reported by the Company, have been reclassified as discontinued operations in the consolidated statements of income. Following is a summary of income from discontinued operations for each of the years in the three-year period ended December 31, 2003 (in millions):

	Year Ended December 31,		
	2003	2002	2001
Revenues	$ 7.6	$ 48.6	$ 64.7
Operating expenses	(12.2)	(47.0)	(44.6)
Operating income (loss) before income taxes	(4.6)	1.6	20.1
Income tax (expense) benefit	1.6	(.6)	(7.7)
Gain on sale of discontinued operations, net	4.1	–	–
Income from discontinued operations	$ 1.1	$ 1.0	$ 12.4

4. VENEZUELA CONTRACT TERMINATIONS AND IMPAIRMENT

In 1999, the Company completed construction of three barge rigs that commenced five-year contracts for the same customer on Lake Maracaibo in Venezuela. In September and November of 2001, the customer elected to terminate two of the three long-term contracts after approximately half of the five-year contract terms had been completed. The terminations resulted from the customer's disappointing oil production rates from the reservoir and the ensuing reduction in their drilling plans, and were not due to any fault with the Company's drilling rigs. In connection with the two contract terminations, the Company received lump sum, early contract termination payments totaling $28.8 million, all of which was recognized as revenue during 2001.

The Company's South America/Caribbean barge rig fleet operations have historically been concentrated on Lake Maracaibo in Venezuela. Lake Maracaibo market conditions have been depressed for several years due to reduced or deferred exploration and development spending by Venezuela's national oil company, Petroleos de Venezuela, S.A. ("PdVSA"). In addition, the economic and political situation in Venezuela has become increasingly unstable during recent years. As a result of the uncertainty surrounding its South America/Caribbean barge rig fleet, the Company has evaluated the carrying value of the barge rigs for impairment on a regular basis during recent years.

In December 2001, the Company recognized a $9.2 million impairment charge in connection with its decision to sell the two oldest, least capable rigs in its South America/Caribbean barge fleet. The two rigs were subsequently sold, and the Company recognized an insignificant gain, during 2003. During the third quarter of 2002, the Company mobilized a barge rig out of Venezuela to perform a long-term contract in Indonesia.

During the fourth quarter of 2002, the economic and political environment in Venezuela deteriorated severely. A strike originating within PdVSA spread nationwide, involving the entire oil industry and the banking system, and causing substantial economic upheaval. The strike, mass terminations of PdVSA employees, and political interference in the management of PdVSA resulted in the near shutdown of the Venezuelan oil industry. Exchange controls were enacted and many Venezuela businesses ceased or reduced operations, causing substantial layoffs. These adverse developments resulted in a reduction in management's expectations of future cash flows to be generated by the barge rigs and the recognition of a $59.9 million impairment charge in the fourth quarter of 2002.

In order to calculate the impairment charge, the Company utilized the traditional present value method to determine the fair value of its barge rigs. Expected future cash flows to be generated by the barge rigs were developed based on management assumptions and judgments regarding future Venezuela industry conditions and operations, and included estimates of future utilization, day rates, expense levels and capital requirements of the barge rigs, discounted at a ten percent rate commensurate with the risk of the expected future cash flows.

There was little change in the economic and political environment in Venezuela during 2003 and PdVSA continued to limit capital spending, particularly in the Lake Maracaibo area. The timing of an expected recovery of drilling activity in Venezuela is uncertain and considered unlikely in the near term. While several of the Company's barge rigs are suited for other markets, both locally and globally, such markets are not nearly as extensive as the markets available to jackup or semisubmersible rigs. The Company evaluated the carrying value of its barge rigs in December 2003 and will continue to perform such evaluations and monitor the situation in Venezuela, as circumstances dictate. At December 31, 2003, the carrying value of the Company's six barge rigs in Venezuela totaled $49.5 million.

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Drilling rigs and equipment	$3,046.9	$2,873.4
Marine vessels	–	121.1
Other	39.7	27.7
Work in progress	39.7	67.8
	$3,126.3	$3,090.0

The Company acquired five ultra premium jackup rigs in connection with the Chiles merger, including one that was under construction at the August 7, 2002 acquisition date and was subsequently completed during the fourth quarter of 2002. Additions to property and equipment in 2002 included $563.6 million in connection with these five rigs.

During the fourth quarter of 2000, the Company entered into an agreement with a major international shipyard and, in connection therewith, acquired a 25% ownership interest in a harsh environment jackup rig under construction. The Company contributed $30.0 million ($15.0 million in 2000 and $15.0 million in 2002) and certain management and procurement services for its 25% interest. In May 2002, upon completion of rig construction, the Company contributed its 25% interest in the rig to a joint venture (see Note 6 "Investment in Joint Ventures").

The Company's additions to property and equipment in 2003, 2002 and 2001 included $114.5 million, $163.1 million and $95.2 million, respectively, in connection with major modifications and enhancements of rigs. The Company evaluates the performance of its drilling rigs on an ongoing basis, and seeks opportunities to sell those that are less capable or less competitive.

6. INVESTMENT IN JOINT VENTURES

During the fourth quarter of 2000, the Company entered into an agreement with Keppel FELS Limited ("KFELS"), a major international shipyard, and acquired a 25% ownership interest in a harsh environment jackup rig under construction, which was subsequently named the ENSCO 102. During the second quarter of 2002, the Company and KFELS established a joint venture company, ENSCO Enterprises Limited ("EEL"), to own and charter the ENSCO 102. Upon completion of rig construction in May 2002, the Company and KFELS transferred their respective interests in the ENSCO 102 to EEL in exchange for promissory notes in the amount of $32.5 million and $97.3 million, respectively. The Company has an option to purchase the ENSCO 102 from EEL, at a formula derived price, which expires in May 2004. The Company and KFELS had initial ownership interests in EEL of 25% and 75%, respectively.

Concurrent with the transfer of the rig to EEL, the Company agreed to charter the ENSCO 102 from EEL for a two-year period that expires in May 2004. Under the terms of the charter, the majority of the net cash flow generated by the ENSCO 102 operations is remitted to EEL in the form of charter payments. However, the charter obligation is determined on a cumulative basis such that cash flow deficits incurred prior to initial rig operations are satisfied prior to the commencement of charter payments. Charter proceeds received by EEL are used to pay interest on the promissory notes and any cash remaining after all accrued interest has been paid is used to repay the outstanding principal of the KFELS promissory note. Pursuant to an agreement between the Company and KFELS, the respective ownership interests of the Company and KFELS in EEL are adjusted concurrently with repayments of principal on the KFELS promissory note such that each party's ownership interest is equal to the ratio of its outstanding promissory note balance to the aggregate outstanding principal balance of both promissory notes.

A summary of the unaudited financial statements of EEL as of and for the periods ended December 31, 2003 and 2002, is as follows:

ENSCO Enterprises Limited
Condensed Balance Sheets
(Unaudited)

(in millions)	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 1.5	$ –
Charter revenue receivable	2.9	.3
Property and equipment, net of accumulated depreciation	122.0	127.9
	$126.4	$128.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Interest payable	$ 3.1	$ 6.4
Notes payable	124.9	129.8
Stockholders' equity		
Common stock and paid in capital	4.9	–
Accumulated deficit	(6.5)	(8.0)
Total stockholders' equity	(1.6)	(8.0)
	$126.4	$128.2

ENSCO Enterprises Limited
Condensed Statements of Operations
(Unaudited)

(in millions)	Year Ended December 31, 2003	Period from May 7, 2002 (Inception) to December 31, 2002
Charter revenue	$17.1	$ .3
Depreciation expense	(5.9)	(1.9)
Interest expense	(9.7)	(6.4)
Net income (loss)	$ 1.5	$(8.0)

The ENSCO 102 commenced drilling operations under a term contract in September 2002. During December 2002, all of the cash flow deficits incurred prior to initial rig operations were satisfied and EEL began recognizing charter revenue. At December 31, 2003 and 2002, the Company's ownership interest in EEL was 26% and 25%, respectively.

At December 31, 2003 and 2002, the Company's net investment in EEL totaled $41.9 million and $37.0 million, respectively, and is included in other assets, net on the consolidated balance sheet. The excess of the Company's investment carrying value over its equity in the underlying net assets of EEL is being amortized over the estimated 30-year useful life of the ENSCO 102. The Company recognized $2.8 million net of intercompany eliminations from its equity in the earnings of EEL for the year ended December 31, 2003. The Company recognized $500,000 net of intercompany eliminations from its equity in the losses of EEL for the year ended December 31, 2002. The Company's equity in the earnings and losses of EEL is included in operating expenses on the consolidated statements of income.

During the first quarter of 2003, the Company entered into an agreement with KFELS to establish a second joint venture company, ENSCO Enterprises Limited II ("EEL II"), to construct a premium heavy duty jackup rig to be named the ENSCO 106. The Company will contribute $3.0 million of procurement and management services and $23.3 million in cash for a 25% interest in EEL II. The terms of the EEL II agreement are similar to those of the EEL agreement, with the Company holding an option to purchase the remaining 75% interest in the ENSCO 106, at a formula derived price, at any time during construction or the two-year period after completion of construction. Additionally, if the Company has not exercised the purchase option upon completion of construction, the Company will bareboat charter the ENSCO 106 from EEL II for a two-year period under terms similar to those of the ENSCO 102 charter from EEL. Both the Company and KFELS have the right to terminate the joint venture at the end of the two-year period if the purchase option has not been exercised. At December 31, 2003, the Company's ownership interest in EEL II was 25% and the Company's net investment in EEL II totaled $11.9 million and is included in other assets, net on the consolidated balance sheet.

The Company's equity interests in, and related charter arrangements associated with, EEL and EEL II constitute variable interests in variable interest entities, as defined in the Financial Accounting Standards Board's Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"). However, the Company will not absorb a majority of the expected losses or receive a majority of the expected residual returns, as defined by FIN 46R, of either EEL or EEL II, and accordingly, is not required to consolidate EEL or EEL II.

7. LONG-TERM DEBT

Long-term debt at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Interim construction loan	$ –	$ 54.3
4.65% Bonds due 2020	76.5	–
5.63% Bonds due 2011	46.3	52.1
6.36% Bonds due 2015	152.0	164.7
6.75% Notes due 2007	149.6	149.5
7.20% Debentures due 2027	148.5	148.4
	572.9	569.0
Less current maturities	(23.0)	(21.5)
Total long-term debt	$549.9	$547.5

4.65% Bonds Due 2020

In October 2003, the Company issued $76.5 million of 17-year bonds to provide long-term financing for the ENSCO 105. The bonds are guaranteed by the United States Maritime Administration ("MARAD") and will be repaid in 34 equal semiannual principal installments of $2.3 million. Interest on the bonds is payable semiannually, in April and October, at a fixed rate of 4.65%. The bonds are collateralized by the ENSCO 105 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. Proceeds from the bond issuance were used to retire a floating rate term loan ("Interim Construction Loan") that provided interim financing for the construction of the ENSCO 105.

The Interim Construction Loan was assumed in connection with the acquisition of Chiles on August 7, 2002. Interest on the amounts borrowed under the Interim Construction Loan were payable semiannually at a variable interest rate based on the Lender's cost of funds plus .30% (1.76% at December 31, 2002). The outstanding principal balance of the Interim Construction Loan was $54.3 million at December 31, 2002. The Company borrowed an additional $26.7 million under the Interim Construction Loan during 2003.

5.63% Bonds Due 2011

In connection with the acquisition of Chiles on August 7, 2002, the Company assumed Chiles' bonds that were originally issued to provide long-term financing for the ENSCO 76 (formerly the Chiles Coronado). The bonds are guaranteed by MARAD and are being repaid in 24 equal semiannual principal installments of $2.9 million, which commenced in January 2000 and will end in July 2011. Interest on the bonds is payable semiannually, in January and July, at a fixed rate of 5.63%. The bonds are collateralized by the ENSCO 76 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. The outstanding principal balance of the bonds at the August 7, 2002 acquisition date was $52.9 million and the Company recorded an approximate $700,000 discount on the debt.

6.36% Bonds Due 2015

On January 25, 2001, the Company issued $190.0 million of 15-year bonds to provide long-term financing for the ENSCO 7500. The bonds are guaranteed by MARAD and are being repaid in 30 equal semiannual principal installments of $6.3 million, which commenced in June 2001 and will end in December 2015. Interest on the bonds is payable semiannually, in June and December, at a fixed rate of 6.36%. The bonds are collateralized by the ENSCO 7500 and the Company has guaranteed the performance of its obligations under the bonds to MARAD. Net proceeds from the bond issuance totaled $49.5 million after settlement of interest rate lock contracts, underwriting fees and repayment of an interim construction loan.

Notes Due 2007 and Debentures Due 2027

In November 1997, the Company issued $300.0 million of unsecured debt in a public offering, consisting of $150.0 million of 6.75% Notes due November 15, 2007 (the "Notes") and $150.0 million of 7.20% Debentures due November 15, 2027 (the "Debentures"). Interest on the Notes and the Debentures is payable semiannually in May and November. The Notes and the Debentures were issued pursuant to a $500.0 million universal shelf registration statement filed with the Securities and Exchange Commission in October 1997.

The Notes and Debentures may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and a make-whole premium. The indenture under which the Notes and the Debentures were issued contains limitations on the incurrence of indebtedness secured by certain liens, and limitations on engaging in certain sale/leaseback transactions and certain merger, consolidation or reorganization transactions. The Notes and Debentures are not subject to any sinking fund requirements.

Revolving Credit Agreement

In July 2002, the Company cancelled its existing $185.0 million credit agreement and replaced it with a new $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks. Interest on amounts borrowed under the Credit Agreement is based on LIBOR plus an applicable margin rate (currently .525%), depending on the Company's credit rating. The Company pays a commitment fee (currently .225% per annum) on the total $250.0 million commitment, which also is based on the Company's credit rating. In addition, the Company is required to pay a utilization fee of .25% per annum on outstanding advances under the facility if such advances exceed 33% of the total $250.0 million commitment. The Company is required to maintain certain financial covenants under the Credit Agreement, including a specified level of interest coverage, debt ratio and tangible net worth. The Company had no amounts outstanding under the Credit Agreement at December 31, 2003 and 2002. The Credit Agreement matures in July 2007.

Maturities

Maturities of long-term debt, excluding amortization of discounts, are $23.0 million in each of the three years ending December 31, 2006, $173.1 million for the year ending December 31, 2007, $23.0 million for the year ending December 31, 2008 and $310.4 million thereafter. The Company is in compliance with the covenants of all of its debt instruments.

8. DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. The adoption of SFAS 133 had no impact on the Company's net income. However, in accordance with the provisions of SFAS 133, the Company recorded a one-time, non-cash transition adjustment to comprehensive income and the accumulated other comprehensive loss section of stockholders' equity effective January 1, 2001, as follows (in millions):

Recognition of outstanding derivative instruments at fair value	$ 3.8
Reclassification of unrealized losses on derivative instruments	7.4
Total transition adjustment	$11.2

The $3.8 million transition adjustment resulted from the recognition of the fair value of the Company's outstanding treasury rate lock agreements to set the interest rate on $150.0 million of its pending 15-year bonds. The treasury rate lock agreements, which were designated and effective as cash flow hedges, were settled for $2.7 million on January 25, 2001, concurrent with the issuance of the Company's bonds. The $2.7 million unrealized loss is being reclassified from accumulated other comprehensive loss to interest expense over the 15-year life of the bonds. The $1.1 million change in the fair value of the treasury rate lock agreements from January 1, 2001 to January 25, 2001 has been included in other comprehensive income (loss) for the year ended December 31, 2001.

The $7.4 million transition adjustment resulted from the reclassification of unrealized losses on derivatives previously reported as deferred finance costs and included in other assets on the consolidated balance sheet. These unrealized losses are being reclassified from accumulated other comprehensive loss to interest expense over the life of the associated debt.

In connection with the acquisition of Chiles on August 7, 2002, the Company obtained $80.0 million notional amount of outstanding treasury rate lock agreements. Upon closing of the acquisition, the Company designated $65.0 million notional amount of the treasury rate lock agreements as an effective hedge against the variability in cash flows of $76.5 million of MARAD guaranteed bonds that the Company intended to issue in October 2003. The Company deemed the remaining $15.0 million notional amount of treasury rate lock agreements obtained in the Chiles acquisition to be speculative in nature and subsequently settled $10.0 million notional amount in the fourth quarter of 2002 and the final $5.0 million notional amount in the second quarter of 2003. The Company recognized losses of $300,000 and $800,000 for the years ended December 31, 2003 and 2002, respectively, in connection with the decline in fair value of the $15.0 million notional amount of treasury rate lock agreements deemed to be speculative. The change in fair value of the $65.0 million notional amount of treasury rate lock agreements designated as an effective hedge during the years ended December 31, 2003 and 2002 has been included in other comprehensive income, net of tax. The fair value of the treasury lock agreements at December 31, 2002, which is included in accrued liabilities, was $8.6 million. The Company settled the $65.0 million notional amount of treasury locks in October 2003 in connection with the pricing and subsequent issuance of the MARAD bonds (see Note 7 "Long-Term Debt").

At December 31, 2003 the net unrealized losses on derivative instruments included in other comprehensive loss totaled $9.8 million and the estimated amount that will be reclassified to earnings during the next twelve months is as follows (in millions):

Unrealized losses reclassified to interest expense	$ .8
Unrealized gains reclassified to operating expenses	(1.3)
Net unrealized gain reclassified to earnings	$ (.5)

The Company utilizes derivative instruments and undertakes hedging activities in accordance with its established policies for the management of market risk. The Company does not enter into derivative instruments for trading or other speculative purposes. Management believes that the Company's use of derivative instruments and related hedging activities do not expose the Company to any material interest rate risk, foreign currency exchange rate risk, commodity price risk, credit risk or any other market rate or price risk.

9. COMPREHENSIVE INCOME

The components of the Company's comprehensive income for the years ended December 31, 2003, 2002 and 2001, are as follows (in millions):

	2003	2002	2001
Net Income	$108.3	$ 59.3	$207.3
Other comprehensive income (loss)			
Transition adjustment for cumulative effect of adopting SFAS 133	–	–	(11.2)
Net change in fair value of derivatives	.3	(2.6)	1.5
Reclassification of unrealized gains and losses on derivatives from other comprehensive income (loss) into net income	.9	.4	.9
Net other comprehensive income (loss)	1.2	(2.2)	(8.8)
Total comprehensive income	$109.5	$ 57.1	$198.5

The components of the accumulated other comprehensive loss section of stockholders' equity at December 31, 2003 and 2002, are as follows (in millions):

	December 31, 2003	2002
Cumulative translation adjustment	$ 1.1	$ 1.1
Net unrealized losses on derivatives	9.8	11.0
Total accumulated other comprehensive loss	$10.9	$12.1

10. STOCKHOLDERS' EQUITY

The Company initiated the payment of a $.025 per share quarterly cash dividend on its common stock during the third quarter of 1997. Cash dividends of $.10 per share were paid in each of the three years in the period ended December 31, 2003.

On August 7, 2002, the Company issued 13.3 million shares of its common stock, valued at $33.65 per share, or $449.1 million, in connection with the Chiles merger. During 2001, the Company repurchased 4.3 million shares of its common stock at a cost of $84.2 million (an average cost of $19.37 per share).

A summary of activity in the various stockholders' equity accounts for each of the three years in the period ended December 31, 2003 is as follows (shares in thousands, dollars in millions):

	Common Stock		Additional Paid-In Capital	Retained Earnings	Restricted Stock (Unearned Compensation)	Accumulated Other Comprehensive Loss	Treasury Stock
	Shares	Amounts					
BALANCE, December 31, 2000	157,274	$15.7	$ 876.5	$596.6	$ (4.9)	$ (1.1)	$(153.9)
Net income	–	–	–	207.3	–	–	–
Cash dividends paid	–	–	–	(13.7)	–	–	–
Common stock issued under employee and director incentive plans, net	567	.1	9.1	–	(1.4)	–	(1.0)
Repurchase of common stock	–	–	–	–	–	–	(84.2)
Amortization of unearned stock compensation	–	–	–	–	.9	–	–
Tax benefit from stock compensation	–	–	3.0	–	–	–	–
Net other comprehensive loss	–	–	–	–	–	(8.8)	–
BALANCE, December 31, 2001	157,841	15.8	888.6	790.2	(5.4)	(9.9)	(239.1)
Net income	–	–	–	59.3	–	–	–
Cash dividends paid	–	–	–	(14.2)	–	–	–
Common stock issued under employee and director incentive plans, net	1,459	.1	31.7	–	(1.3)	–	(12.0)
Amortization of unearned stock compensation	–	–	–	–	1.1	–	–
Common stock issued in Chiles acquisition	13,345	1.3	459.2	–	(.2)	–	–
Tax benefit from stock compensation	–	–	4.0	–	–	–	–
Net other comprehensive loss	–	–	–	–	–	(2.2)	–
BALANCE, December 31, 2002	172,645	17.2	1,383.5	835.3	(5.8)	(12.1)	(251.1)
Net income	–	–	–	108.3	–	–	–
Cash dividends paid	–	–	–	(15.0)	–	–	–
Common stock issued under employee and director incentive plans, net	1,269	.2	18.9	–	(8.4)	–	1.1
Amortization of unearned stock compensation	–	–	–	–	1.2	–	–
Tax benefit from stock compensation	–	–	6.6	–	–	–	–
Net other comprehensive income	–	–	–	–	–	1.2	–
BALANCE, December 31, 2003	173,914	$17.4	$1,409.0	$928.6	$(13.0)	$(10.9)	$(250.0)

At December 31, 2003 and 2002, the outstanding shares of the Company's common stock, net of treasury shares, were 150.5 million and 149.0 million, respectively.

On February 21, 1995, the Board of Directors of the Company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each share of the Company's common stock outstanding on March 6, 1995. Each Right initially entitled its holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock for $50.00, subject to adjustment. In March 1997, the plan was amended to increase the purchase price from $50.00 to $250.00. The Rights generally will not become exercisable until 10 days after a public announcement that a person or group has acquired 15% or more of the Company's common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer upon consummation of which such person or group would own 15% or more of the Company's common stock (the earlier of such dates being called the "Distribution Date"). Rights will be issued with all shares of the Company's common stock issued from March 6, 1995 to the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing the Company's common stock and will be transferable only with the Company's common stock. If any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of the Company's common stock having a market value of two times the exercise price of the Right. If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, each Right (other than Rights owned by an Acquiring Person which will have become void) will entitle its holder to purchase, at the Rights' then current exercise price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the Right. After any person or group has become an Acquiring Person, the Company's Board of Directors may, under certain circumstances, exchange each Right (other than Rights of the Acquiring Person) for shares of the Company's common stock having a value equal to the difference between the market value of the shares of the Company's common stock receivable upon exercise of the Right and the exercise price of the Right. The Company will generally be entitled to redeem the Rights for $.01 per Right at any time until 10 days after a public announcement that a 15% position has been acquired. The Rights expire on February 21, 2005.

11. EMPLOYEE BENEFIT PLANS

Stock Options

In May 1998, the stockholders approved the ENSCO International Incorporated 1998 Incentive Plan (the "1998 Plan"). Under the 1998 Plan, a maximum of 11.3 million shares are reserved for issuance as options and awards of restricted stock. Stock options generally become exercisable in 25% increments over a four-year period and to the extent not exercised, expire on the fifth anniversary of the date of grant.

In May 1996, the stockholders approved the ENSCO International Incorporated 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, a maximum of 600,000 shares are reserved for issuance. Options granted under the Directors' Plan become exercisable six months after the date of grant and expire, if not exercised, five years thereafter.

The exercise price of stock options granted under the 1998 Plan and the Directors' Plan is the market value of the stock at the date the option is granted.

In connection with the acquisition of Chiles on August 7, 2002, the Company assumed Chiles' stock option plan and the outstanding stock options there under. The plan was renamed the ENSCO International Incorporated 2000 Stock Option Plan (the "2000 Plan") and the option awards have been converted to ENSCO common stock equivalents in terms of exercise prices and number of shares exercisable. At the August 7, 2002 plan assumption date, exercise prices of the assumed options ranged from $10.74 per share to $25.48 per share with various expiration dates through February 2012 (6.2 years weighted average remaining contractual life). No further options will be granted under the 2000 Plan and it will be terminated upon the exercise or expiration date of the last outstanding option. At December 31, 2003, options to purchase 123,359 shares of the Company's common stock remained outstanding under the 2000 Plan.

A summary of stock option transactions under the 1998 Plan, Directors' Plan and 2000 Plan is as follows (shares in thousands):

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,241	$25.44	4,845	$23.57	3,427	$15.80
Granted	1,292	29.16	1,464	30.74	2,118	33.98
Assumed in Chiles acquisition	–	–	490	17.91	–	–
Exercised	(1,202)	10.71	(1,395)	21.61	(520)	14.57
Forfeited	(582)	33.16	(163)	27.63	(180)	24.35
Outstanding at end of year	4,749	$29.23	5,241	$25.44	4,845	$23.57
Exercisable at end of year	1,791	$26.63	1,886	$19.15	1,780	$19.83
Weighted average fair value of options granted during the year		$10.17		$13.98		$15.74

The following table summarizes information about stock options outstanding under the 1998 Plan, Directors' Plan and 2000 Plan at December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 0 - $12	444	.6 years	$ 9.20	444	$ 9.20
13 - 29	724	4.2 years	26.05	220	25.66
30 - 32	1,906	3.9 years	30.86	231	31.75
33 - 34	1,521	2.3 years	33.87	759	33.88
35 - 36	154	2.3 years	35.92	137	35.82
	4,749	3.1 years	$29.23	1,791	$26.63

At December 31, 2003, 4.6 million shares were available for grant as options or incentive grants under the 1998 Plan and 300,000 shares were available for grant as options under the Directors' Plan.

Incentive Stock Grants

Key employees, who are in a position to contribute materially to the Company's growth and development and to its long-term success, are eligible for incentive stock grants under the 1998 Plan. Prior to the adoption of the 1998 Plan, the Company issued incentive stock grants under the ENSCO International Incorporated 1993 Incentive Plan (the "1993 Plan"). No incentive stock grants have been issued under the 1993 Plan since 1997 and no further restricted stock grants will be issued under the 1993 Plan. A maximum of 1.1 million shares may be issued as incentive stock grants under the 1998 Plan. Shares of common stock subject to incentive grants generally vest at a rate of 10% per year, as determined by a committee of the Board of Directors. Compensation expense is measured using the market value of the common stock on the date of grant and is recognized on a straight-line basis over the vesting period.

Incentive stock grants issued during the three years in the period ended December 31, 2003, were as follows: 345,000 shares at a weighted average fair value of $26.50 per share in 2003, 60,000 shares at a weighted average fair value of $26.82 per share in 2002, and 40,000 shares at a weighted average fair value of $37.86 per share in 2001. At December 31, 2003, there were 603,000 shares of common stock available for incentive stock grants under the 1998 Plan. Incentive stock grants for 530,500 shares of common stock were outstanding at December 31, 2003, and vest as follows: 75,500 shares in 2004, 69,500 shares in 2005, 63,000 shares in 2006, 60,000 shares in 2007, 54,000 shares in 2008, 45,500 shares in 2009, 44,500 shares in 2010, 43,500 shares in 2011, 40,500 shares in 2012 and 34,500 shares in 2013.

Savings Plan

The Company has a profit sharing plan (the "ENSCO Savings Plan") which covers eligible employees with more than one year of service, as defined. Profit sharing contributions require Board of Directors approval and may be in cash or grants of the Company's common stock. The Company recorded profit sharing contribution provisions of $1.6 million, $3.6 million and $8.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The ENSCO Savings Plan includes a 401(k) savings plan feature which allows eligible employees with more than three months of service to make tax deferred contributions to the plan. Effective January 1, 2004, eligible employees with more than one month of service will be allowed to make tax deferred contributions to the plan. The Company makes matching contributions based on the amount of employee contributions and rates set by the Company's Board of Directors. Matching contributions totaled $4.9 million, $4.8 million and $4.2 million in 2003, 2002 and 2001, respectively. The Company has reserved 1.0 million shares of common stock for issuance as matching contributions under the ENSCO Savings Plan.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") provides a tax deferred savings plan for certain highly compensated employees whose participation in the profit sharing and 401(k) savings plan features of the ENSCO Savings Plan is restricted due to funding and contribution limitations of the Internal Revenue Code. The SERP is a non-qualified plan and eligibility for participation is determined by the Company's Board of Directors. The contribution and Company matching provisions of the SERP are identical to the ENSCO Savings Plan, except that each participant's contributions and matching contributions under the SERP are further limited by contribution amounts under the 401(k) savings plan feature of the ENSCO Savings Plan. Matching contributions totaled $40,000 in 2003, $205,000 in 2002 and $200,000 in 2001. A SERP liability of $5.1 million and $4.4 million is included in other liabilities at December 31, 2003 and 2002, respectively.

12. INCOME TAXES

The Company had income of $76.5 million, $48.0 million and $173.7 million from its continuing operations before income taxes in the United States and income of $72.8 million, $37.5 million and $98.1 million from its continuing operations before income taxes in foreign countries for the years ended December 31, 2003, 2002 and 2001, respectively.

The components of the provision for income taxes from continuing operations for each of the three years in the period ended December 31, 2003 are as follows (in millions):

	2003	2002	2001
Current income tax expense (benefit):			
Federal	$ (3.9)	$ (9.3)	$30.9
State	.2	.7	.3
Foreign	17.7	26.3	26.1
	14.0	17.7	57.3
Deferred income tax expense (benefit):			
Federal	26.5	24.0	21.2
Foreign	1.6	(14.5)	(1.6)
	28.1	9.5	19.6
Total income tax expense	$42.1	$ 27.2	$76.9

Significant components of deferred income tax assets (liabilities) as of December 31, 2003 and 2002 are comprised of the following (in millions):

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 1.4	$ .9
Foreign tax credit carryforwards	20.5	29.5
Alternative minimum tax credit carryforwards	2.6	2.6
Liabilities not deductible for tax purposes	7.1	5.7
Impaired property	.9	2.6
Other	2.7	3.2
Gross deferred tax assets	35.2	44.5
Less: Valuation allowance	(.9)	(2.6)
Deferred tax assets, net of valuation allowance	34.3	41.9
Deferred tax liabilities:		
Property	(344.1)	(335.9)
Intercompany transfers of property	(20.2)	(21.6)
Maritime capital construction fund	(1.1)	(3.4)
Derivative financial instrument	(2.8)	(2.0)
Other	(2.3)	(2.4)
Total deferred tax liabilities	(370.5)	(365.3)
Net deferred tax liabilities	$(336.2)	$(323.4)
Net current deferred tax asset	$ 9.7	$ 8.9
Net noncurrent deferred tax liability	(345.9)	(332.3)
Net deferred tax liability	$(336.2)	$(323.4)

In the fourth quarter of 2002, the Company recognized an impairment charge related to the carrying value of its barge rigs located in Venezuela. As a result of the impairment, the tax basis of the barge rigs located in Venezuela exceeds the corresponding financial statement basis, resulting in a deferred tax asset of $900,000 and $2.6 million at December 31, 2003 and 2002, respectively. Due to the severe deterioration of the economic and political environment in Venezuela and the uncertainty relative to a recovery of drilling activity, the Company does not expect to realize the benefit of the deferred tax asset and has established a valuation allowance for the full amount of the associated deferred tax asset. The valuation allowance decreased $1.7 million from December 31, 2002 to December 31, 2003 as a result of an equal amount of decrease in the associated deferred tax asset.

The consolidated effective income tax rate on continuing operations for each of the three years in the period ended December 31, 2003, differs from the United States statutory income tax rate as follows:

	2003	2002	2001
Statutory income tax rate	35.0%	35.0%	35.0%
Foreign taxes	(4.1)	(7.1)	(7.8)
Change in valuation allowance	(1.2)	3.0	–
Goodwill amortization	–	–	.4
Other	(1.5)	.9	.7
Effective income tax rate	28.2%	31.8%	28.3%

At December 31, 2003, the Company had net operating loss carryforwards of $4.1 million and foreign tax credit carryforwards of $20.5 million. If not utilized, the net operating loss carryforwards expire in 2022 and the foreign tax credit carryforwards expire from 2006 through 2008. As a result of certain acquisitions in prior years, the utilization of a portion of the Company's net operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code of 1986. However, the Company does not expect such limitations to have an effect upon its ability to utilize its net operating loss carryforwards.

It is the policy of the Company to consider that income generated in foreign subsidiaries is permanently invested and therefore, no deferred taxes are provided. A significant portion of the Company's undistributed foreign earnings at December 31, 2003 was generated by controlled foreign corporations. A portion of the undistributed foreign earnings were taxed, for U.S. tax purposes, in the year that such earnings arose. Should the Company make a distribution of foreign earnings in the form of dividends or otherwise, the Company will be subject to additional U.S. income taxes. However, the deferred tax liability related to the future remittance of undistributed foreign earnings is not expected to be significant.

13. COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under leases for certain of its offices and equipment. Rental expense relating to operating leases was $4.6 million in 2003, $5.6 million in 2002 and $4.3 million in 2001. Future minimum rental payments under the Company's noncancellable operating lease obligations having initial or remaining lease terms in excess of one year are as follows: $5.2 million in 2004; $2.7 million in 2005; $1.9 million in 2006; $1.8 million in 2007; $700,000 in 2008 and $100,000 thereafter.

Contingencies

In September 2000, the Company and a number of other offshore drilling companies were named as a defendant in a purported class action, anti-trust lawsuit. The lawsuit alleged, among other things, that the Company and more than 15 other defendant companies, whose collective operations represent a majority of the U.S. offshore contract drilling industry, conspired to avoid competition for drilling labor by illegally fixing or suppressing the wages and benefits paid their drilling employees in violation of certain provisions of the Sherman and Clayton Acts. The plaintiffs alleged damages in excess of $5 billion, which could be trebled under anti-trust laws, as well as attorney's fees and costs. Although the Company denied the plaintiffs' claims, it has agreed to settle the case in order to avoid costly and time consuming litigation. In connection with the settlement and in consideration for the release of all claims regarding the Company's alleged actions, the Company paid the plaintiffs $625,000. The settlement was accrued in "Other, net" under Other Income (Expense) for the year ended December 31, 2001.

In September 2003, the Company was notified that it may be subjected to criminal liability under the U.K. Health and Safety Executive Act in connection with a fatal injury suffered by an employee on one of its rigs. The matter is currently under review by U.K. authorities and the Company has not formally been charged with an offense. Should the Company be charged and criminal liability be established, the Company is subject to a monetary fine. The Company believes it has established a sufficient reserve in relation to this matter.

14. SEGMENT INFORMATION

On April 1, 2003, the Company completed the sale of its marine transportation fleet (see Note 3 "Discontinued Operations"). The operating results and net carrying value of the marine transportation fleet represent the entire marine transportation services segment as previously reported by the Company. Accordingly, the Company's continuing operations now consist of one reportable segment: contract drilling services. At December 31, 2003, the Company's contract drilling segment operated a fleet of 56 offshore drilling rigs, including 43 jackup rigs, seven barge rigs, five platform rigs and one semisubmersible rig.

The Company's operations are concentrated in four geographic regions: North America, Europe/Africa, Asia Pacific and South America/Caribbean. At December 31, 2003, the Company's North America operations consisted of 22 jackup rigs, five platform rigs and one semisubmersible rig, all located in the U.S. waters of the Gulf of Mexico. The Company's Europe/Africa operations consist of eight jackup rigs, seven of which are currently deployed in various territorial waters of the North Sea and one is located offshore Nigeria. In Asia Pacific, the Company's operations currently consist of 12 jackup rigs and one barge rig deployed in various locations. In South America/Caribbean, the Company's operations consist of six barge rigs located in Lake Maracaibo, Venezuela and one jackup rig located offshore Trinidad and Tobago.

The Company attributes revenues to the geographic location where such revenue is earned and assets to the geographic location of the drilling rig at December 31 of the applicable year. For new construction projects, assets are attributed to the location of future operation if known or to the location of construction if the ultimate location of operation is undetermined. Information by country for those countries that account for more than 10% of total revenues or 10% of the Company's long-lived assets is as follows (in millions):

	Revenues			Long-lived Assets		
	2003	2002	2001	2003	2002	2001
United States	$307.7	$255.2	$403.8	$1,050.0	$1,063.8	$ 778.0
Netherlands	27.3	11.5	35.9	31.3	33.2	201.1
Denmark	71.8	98.6	69.3	202.1	206.5	212.6
United Kingdom	54.2	70.5	61.2	112.9	117.6	76.5
Other foreign countries	329.8	213.7	182.5	820.9	836.9	447.1
Total	$790.8	$649.5	$752.7	$2,217.2	$2,258.0	$1,715.3

15. SUPPLEMENTAL FINANCIAL INFORMATION

Consolidated Balance Sheet Information

Accounts receivable, net at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Trade	$146.6	$160.5
Other	5.2	6.2
	151.8	166.7
Allowance for doubtful accounts	(2.4)	(3.9)
	$149.4	$162.8

Prepaid expenses and other current assets at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Prepaid expenses	$17.3	$10.9
Inventory	4.3	8.8
Deferred tax asset	9.7	8.9
Deferred regulatory certification and compliance costs	3.8	7.9
Other	4.8	2.7
	$39.9	$39.2

Other assets, net at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Investment in joint ventures	$53.8	$37.0
Deferred finance costs	8.1	9.8
Prepaid taxes on intercompany transfers of property	8.2	5.8
Deferred regulatory certification and compliance costs	4.2	7.3
Other	5.5	5.9
	$79.8	$65.8

Accrued liabilities at December 31, 2003 and 2002 consists of the following (in millions):

	2003	2002
Operating expenses	$ 41.8	$ 31.7
Accrued capital additions	5.6	33.7
Taxes	64.7	54.4
Payroll	22.9	22.3
Accrued interest	6.0	5.8
Derivative financial instruments	–	8.6
Other	7.6	5.3
	$148.6	$161.8

Consolidated Statement of Income Information

Maintenance and repairs expense related to continuing operations for the years ended December 31, 2003, 2002 and 2001 is as follows (in millions):

	2003	2002	2001
Maintenance and repairs	$58.8	$46.6	$41.0

Consolidated Statement of Cash Flows Information

Cash paid for interest and income taxes for each of the three years in the period ended December 31, 2003 is as follows (in millions):

	2003	2002	2001
Interest, net of amounts capitalized	$33.8	$27.7	$30.3
Income taxes	10.9	7.2	12.2

Capitalized interest totaled $2.0 million in 2003, $5.1 million in 2002, and $2.2 million in 2001.

In connection with the acquisition of Chiles on August 7, 2002, the Company recorded current assets of $29.8 million, property and equipment of $547.9 million, goodwill of $246.5 million, current liabilities of $38.7 million, long-term debt of $153.0 million, other long-term liabilities of $64.6 million, and common stock and additional paid-in capital of $461.8 million. The purchase price allocation was finalized during 2003 resulting in an $8.3 million decrease in other long-term liabilities, a $800,000 increase in current liabilities and a $7.5 million decrease in goodwill.

Financial Instruments

The carrying amounts and estimated fair values of the Company's debt instruments at December 31, 2003 and 2002 are as follows (in millions):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
6.75% Notes	$149.6	$166.5	$149.5	$167.0
7.20% Debentures	148.5	166.8	148.4	164.4
4.65% Bonds, including current maturities	76.5	73.8	–	–
6.36% Bonds, including current maturities	152.0	170.8	164.7	178.7
5.63% Bonds, including current maturities	46.3	50.6	52.1	60.4
Interim construction loan, including current maturities	–	–	54.3	54.3

The estimated fair values of the Notes, Debentures and Bonds were determined using quoted market prices. The estimated fair value of the Interim Construction Loan was determined using interest rates available to the Company at December 31, 2002 for issuance of debt with similar terms and remaining maturities.

The estimated fair value of the Company's cash and cash equivalents, short-term investments, receivables, trade payables and other liabilities approximated their carrying values at December 31, 2003 and 2002. The Company has cash, receivables and payables denominated in currencies other than functional currencies. These financial assets and liabilities create exposure to foreign currency exchange risk. When warranted, the Company hedges such risk by entering into purchase options or futures contracts. The Company does not enter into such contracts for trading purposes or to engage in speculation. The fair value of such contracts outstanding at December 31, 2003 was $2.0 million and was insignificant at December 31, 2002.

Concentration of Credit Risk

The Company is exposed to credit risk relating to its receivables from customers, its cash and cash equivalents, its short-term investments and its use of derivative instruments in connection with the management of interest rate risk and foreign currency risk. The Company minimizes its credit risk relating to receivables from customers, which consist primarily of major and independent oil and gas producers as well as government-owned oil companies, by performing ongoing credit evaluations. The Company also maintains reserves for potential credit losses, which to date have been within management's expectations. The Company minimizes its credit risk relating to cash and investments by maintaining such instruments in high-grade investments through a portfolio of major financial institutions, and by monitoring the financial condition of those financial institutions. The Company minimizes its credit risk relating to the counterparties to its derivative instruments by transacting with multiple, high-quality counterparties, thereby limiting exposure to individual counterparties, and by monitoring the financial condition of those counterparties.

Revenues from two customers in 2003 exceeded 10% of consolidated revenues. Revenues from the first customer exceeded 10% of consolidated revenues in both 2003 and 2002 and were $100.4 million, or 13% of consolidated revenues in 2003, and $90.8 million, or 14% of consolidated revenues in 2002. Revenues from the second customer were $85.6 million, or 11% of consolidated revenues in 2003. Revenues from two customers exceeded 10% of consolidated revenues in 2001. Revenues from the first customer were $109.1 million, or 14% of consolidated revenues. Revenues from the second customer were $93.3 million, or 12% of consolidated revenues.

16. UNAUDITED QUARTERLY FINANCIAL DATA

A summary of unaudited quarterly consolidated financial information for 2003 and 2002 is as follows (in millions, except per share amounts):

2003[(1)]	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$195.1	$196.9	$199.6	$199.2	$790.8
Operating expenses					
Contract drilling	111.2	111.1	114.7	115.9	452.9
Depreciation and amortization	33.0	33.9	33.7	34.4	135.0
General and administrative	5.9	4.8	5.2	6.1	22.0
Operating income	45.0	47.1	46.0	42.8	180.9
Interest income	.7	.9	.9	.9	3.4
Interest expense, net	(9.2)	(9.1)	(8.9)	(9.5)	(36.7)
Other income (expense), net	.2	(1.4)	.8	2.1	1.7
Income from continuing operations before income taxes	36.7	37.5	38.8	36.3	149.3
Provision for income taxes	10.5	10.6	11.1	9.9	42.1
Income from continuing operations	26.2	26.9	27.7	26.4	107.2
Income (loss) from discontinued operations	(3.3)	4.2	.1	.1	1.1
Net income	$ 22.9	$ 31.1	$ 27.8	$ 26.5	$108.3
Earnings per share - basic					
Continuing operations	$ .17	$.18	$ .18	$ .18	$ .71
Discontinued operations	(.02)	.03	.01	–	.01
	$ .15	$ .21	$ .19	$ .18	$ .72
Earnings per share - diluted					
Continuing operations	$ .17	$ .18	$ .18	$ .18	$ .71
Discontinued operations	(.02)	.03	.01	–	.01
	$ .15	$ .21	$ .19	$ .18	$ .72

2002[1]	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$130.0	$146.1	$179.2	$194.2	$649.5
Operating expenses					
Contract drilling	78.8	74.1	93.5	102.5	348.9
Depreciation and amortization	26.9	27.8	29.9	32.4	117.0
Impairment of assets	–	–	–	59.9	59.9
General and administrative	4.4	4.6	4.8	4.8	18.6
Operating income (loss)	19.9	39.6	51.0	(5.4)	105.1
Interest income	1.5	1.6	1.1	.9	5.1
Interest expense, net	(7.8)	(8.1)	(7.7)	(7.5)	(31.1)
Other income (expense), net	8.2	–	(1.8)	–	6.4
Income (loss) from continuing operations before income taxes	21.8	33.1	42.6	(12.0)	85.5
Provision (benefit) for income taxes	6.9	10.6	13.6	(3.9)	27.2
Income (loss) from continuing operations	14.9	22.5	29.0	(8.1)	58.3
Income (loss) from discontinued operations	1.3	.8	1.5	(2.6)	1.0
Net income (loss)	$ 16.2	$ 23.3	$ 30.5	$ (10.7)	$ 59.3
Earnings (loss) per share - basic					
Continuing operations	$ .11	$.16	$ .20	$ (.05)	$ .41
Discontinued operations	.01	.01	.01	(.02)	.01
	$ .12	$ .17	$ .21	$ (.07)	$ .42
Earnings (loss) per share - diluted					
Continuing operations	$ .11	$ .16	$ .20	$ (.05)	$ .41
Discontinued operations	.01	.01	.01	(.02)	.01
	$ .12	$ .17	$ .21	$ (.07)	$ .42

(1) During 2003, the Company sold its 27-vessel marine transportation fleet, which represented the entire marine transportation services segment previously reported by the Company. The Company's quarterly consolidated income statement data for 2003 and 2002 have been restated to reclassify the results of the Company's marine transportation services segment as discontinued operations.

17. SUBSEQUENT EVENTS

In January 2004, the Company exercised its option to acquire the ENSCO 102 from EEL (see Note 6 "Investment in Joint Ventures"). The purchase was finalized and EEL liquidated effective January 31, 2004, at a net cost of $94.6 million.

In February 2004, the Company entered into an agreement with KFELS to exchange three rigs (ENSCO 23, ENSCO 24 and ENSCO 55) and $55.0 million for the construction of a new high performance premium jackup rig to be named ENSCO 107. The ENSCO 107 will be an enhanced KFELS MOD V (B) design modified to ENSCO specifications and delivery is expected in late 2005. The transaction is subject to execution of a definitive construction contract and regulatory approvals.

The selected consolidated financial data set forth below for the five years in the period ended December 31, 2003 has been derived from the Company's audited consolidated financial statements. This information should be read in conjunction with the audited consolidated financial statements and notes thereto.

	Year Ended December 31,				
(in millions, except per share amounts)	2003 (1)	2002 (2)	2001	2000	1999
Consolidated Statement of Income Data					
Revenues	$ 790.8	$ 649.5	$ 752.7	$ 496.1	$ 327.6
Operating expenses					
Contract drilling	452.9	348.9	320.5	261.5	218.5
Depreciation and amortization	135.0	117.0	109.0	94.1	93.1
Impairment of assets	–	59.9	9.2	–	–
General and administrative	22.0	18.6	16.8	13.3	11.2
Operating income	180.9	105.1	297.2	127.2	4.8
Other income (expense), net	(31.6)	(19.6)	(25.4)	(6.6)	.9
Income from continuing operations before income taxes and minority interest	149.3	85.5	271.8	120.6	5.7
Provision for income taxes	42.1	27.2	76.9	38.2	3.7
Minority interest	–	–	–	–	1.4
Income from continuing operations	107.2	58.3	194.9	82.4	.6
Income (loss) from discontinued operations	1.1	1.0	12.4	3.0	(.3)
Net income	$ 108.3	$ 59.3	$ 207.3	$ 85.4	$ .3
Earnings per share - basic					
Continuing operations	$ .71	$ .41	$ 1.42	$ .60	$ –
Discontinued operations	.01	.01	.09	.02	–
	$ .72	$ .42	$ 1.51	$ .62	$ –
Earnings per share - diluted					
Continuing operations	$ .71	$ .41	$ 1.41	$ .59	$ –
Discontinued operations	.01	.01	.09	.02	–
	$ .72	$ .42	$ 1.50	$ .61	$ –
Weighted average common shares outstanding:					
Basic	149.6	140.7	136.9	137.6	136.5
Diluted	150.1	141.4	137.9	139.3	137.7
Cash dividends per common share	$ .10	$ .10	$ .10	$ .10	$ .10
Consolidated Balance Sheet Data					
Working capital	$ 355.9	$ 189.2	$ 312.0	$ 171.6	$ 138.4
Total assets	3,183.0	3,061.5	2,323.8	2,108.0	1,983.7
Long-term debt, net of current portion	549.9	547.5	462.4	422.2	371.2
Stockholders' equity	2,081.1	1,967.0	1,440.2	1,328.9	1,234.6

(1) *During 2003, the Company sold its 27-vessel marine transportation fleet, which represented the entire marine transportation services segment previously reported by the Company. The Company's consolidated statement of income data for each of the years in the five-year period ended December 31, 2003 have been restated to reclassify the operating results of the Company's marine transportation services segment as discontinued operations.*

(2) *The Company acquired Chiles on August 7, 2002. Consolidated Statement of Income Data includes the results of Chiles from the acquisition date.*

Carl F. Thorne
Chairman and
Chief Executive Officer

David M. Carmichael [1]
Private Investor

Gerald W. Haddock [2]
Private Investor

Thomas L. Kelly II [1]
General Partner,
CHB Capital Partners

Morton H. Meyerson [1]
Chairman and
Chief Executive Officer,
2M Companies, Inc.

Rita M. Rodriguez [2]
Senior Fellow at
Woodstock Theological Center of
Georgetown University

Paul E. Rowsey, III [2]
President,
Eiger, Inc.

Joel V. Staff [2]
Chairman and
Chief Executive Officer,
Reliant Resources, Inc.

(1) Nominating, Governance and Compensation Committee
(2) Audit Committee

Carl F. Thorne
Chairman of the Board and
Chief Executive Officer

William S. Chadwick, Jr.
Senior Vice President,
Member – Office of the President and
Chief Operating Officer

Jon C. Cole
Senior Vice President – Business
Development and Marketing &
Safety, Health, and Environment

Phillip J. Saile
President and
Chief Operating Officer –
ENSCO Offshore International Company

James W. Swent III
Senior Vice President and
Chief Financial Officer

Richard A. LeBlanc
Vice President – Corporate Finance,
Investor Relations and Treasurer

H.E. ("Bud") Malone, Jr.
Vice President – Accounting,
Tax and Information Services

Paul Mars
Vice President – Engineering

Cary A. Moomjian, Jr.
Vice President, General Counsel and
Secretary

David A. Armour
Controller

This Annual Report contains forward-looking statements by management and the Company that are subject to a number of risks and uncertainties. The forward-looking statements contained in the report are based on information as of the date of this report. The Company assumes no obligation to update these statements based on information from and after the date of this report. Generally, forward-looking statements include words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "scheduled," "could," "may," "might," "should," "will" and words and phrases of similar impact. The forward-looking statements include, but are not limited to, statements regarding future operations, industry trends or conditions and the business environment; statements regarding future levels of, or trends in, day rates, utilization, revenues, operating expenses, capital expenditures, financing and funding; and statements regarding future construction, enhancement or upgrade of rigs, future mobilization, relocation or other movement of rigs, and future availability or suitability of rigs. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including the following: (i) industry conditions and competition, (ii) fluctuations in the price of oil and natural gas, (iii) regional and worldwide expenditures for oil and gas drilling, (iv) demand for oil and gas, (v) operational risks, contractual indemnities and insurance, (vi) risks associated with operating in foreign jurisdictions, (vii) environmental liabilities that may arise in the future that are not covered by insurance or indemnity, (viii) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the oil and gas industry, the environment, taxes and the Company's operations in particular, (ix) changes in costs associated with rig construction or enhancement, as well as changes in dates rigs being constructed or undergoing enhancement will be delivered and enter service, (x) renegotiations, nullification, or breaches of contracts with customers, vendors, subcontractors or other parties, (xi) unionization or similar collective actions by the Company's employees, (xii) consolidation among the Company's competitors or customers, (xiii) completion of the ENSCO 107 transaction definitive contract and receipt of required regulatory approvals and (xiv) the risks described elsewhere herein and from time to time in the Company's reports to the Securities and Exchange Commission.

Quarterly Closing Stock Price

2002	High	Low
First	$ 30.70	$ 20.87
Second	$ 35.50	$ 26.70
Third	$ 28.98	$ 21.19
Fourth	$ 31.62	$ 24.15
2003		
First	$ 30.75	$ 24.24
Second	$ 31.10	$ 24.32
Third	$ 28.43	$ 23.58
Fourth	$ 29.00	$ 24.49

The Company's Common Stock ("ESV") is traded on the New York Stock Exchange. At February 16, 2004, there were approximately 1,400 stockholders of record of the Company's Common Stock.

Stock Dividends
The Company paid four quarterly cash dividends of $.025 per share during 2003.

Independent Accountants
KPMG LLP Dallas, Texas

Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005-2392
(718) 921-8200
(800) 937-5449

Notice of Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. C.D.T., May 11, 2004,
at the Fairmont Hotel,
1717 N. Akard Street, Dallas, Texas 75201-2344

Form 10-K and Additional Information
The Company's Annual Report on Form 10-K filed with the Securities Exchange Commission is available in the SEC Filings section of the Company's website and will be provided without charge by contacting ENSCO's Investor Relations Department.

Analysts requesting additional information should contact ENSCO's Investor Relations Department. Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent.

Corporate Governance, Board and Board Committees, Website Data
The Corporate Governance section of the Company's website, www.enscous.com/CorpGov.asp, contains information regarding (i) the composition of the Company's Board of Directors and Board Committees, (ii) Corporate Governance in general, (iii) Shareholder communications with the Board, (iv) the ENSCO Code of Business Conduct Policy, (v) the ENSCO Corporate Governance Policy, (vi) "whistleblower" reporting provisions, and (vii) the charters of the committees of the Company's Board of Directors. Copies of foregoing materials will be provided without charge by contacting ENSCO's Investor Relations Department. Additionally, the Company's website contains a direct link to the Company's SEC filings, including reports required under Section 16 of the Securities Exchange Act of 1934.

Investor Relations Department
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, Texas 75201-3331
(214) 397-3000

Executive Offices
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, Texas 75201-3331
(214) 397-3000
http://www.enscous.com



ENSCO Board of Directors (from top left, clockwise):
Joel V. Staff, Carl F. Thorne, Thomas L. Kelly II,
Paul E. Rowsey III, David M. Carmichael, Rita M. Rodriguez,
Gerald W. Haddock and Morton H. Meyerson

This photograph was taken during a recent Board of Directors' meeting, which was held in the field, at our North America business unit headquarters in Broussard, Louisiana.

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331
(214) 397-3000

http://www.enscous.com

ENSCO®